Warsaw, 2004-02-17

04010221

United States Securities
And Exchange Commission
Washington D.C. 20549
USA

RECEIVED
MAR - 1 2004
SEC MAIL PROCESSING SECTION
WASH. D.C. 188

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed the text of the 4th quarter 2003 Report and the Current reports no 2/2004 and 3/2004.

PROCESSED
MAR 04 2004
THOMSON FINANCIAL

Best regards

Krzysztof Gerula
Vice-President

dlw 3/3

Report SA-Q 4/2003

(for issuers of securities with the business profile of production, construction, trade or services)

In accordance with § 57 section 1 item 1 of the Ordinance of the Council of Ministers dated October 16, 2001 (Journal of Laws no. 139, entry 1569, and no. 31, entry 280 of 2002)

the Board of Directors of **ORBIS S.A.**
submits in public this quarterly report for the IV quarter 2003. Date submitted: 12.02.2004

SELECTED FINANCIAL DATA

	in thousands of PLN		in thousands of EURO	
	4 quarters 2003 ended Dec. 31, 2003 cumulative	4 quarters 2002 ended Dec. 31, 2002 cumulative	4 quarters 2003 ended Dec. 31, 2003 cumulative	4 quarters 2002 ended Dec. 31, 2002 cumulative
I. Net sales revenues	575 118	608 155	129 315	157 158
II. Operating profit (loss)	45 935	22 933	10 328	5 926
III. Profit (loss) before taxation	60 984	44 436	13 712	11 483
IV. Net profit (loss)	41 707	31 057	9 378	8 026
V. Net cash flows from operating activities	72 582	71 851	16 320	18 568
VI. Net cash flows from investing activities	-336 394	-5 631	-75 638	-1 455
VII. Net cash flows from financing activities	152 965	-12 002	34 394	-3 102
VIII. Total net cash flows	-110 847	54 218	-24 924	14 011
IX.. Total assets	1 751 526	1 377 402	371 322	342 620
X. Liabilities and reserve for liabilities	559 839	207 006	118 685	51 491
XI. Long-term liabilities	303 400	48 928	64 321	12 171
XII. Short-term liabilities	164 989	68 242	34 978	16 975
XIII. Shareholders' equity	1 191 687	1 170 396	252 637	291 129
XIV. Share capital	92 154	92 154	19 537	22 923
XV. Number of shares	46 077 008	46 077 008	46 077 008	46 077 008
XVI. Earnings (loss) per ordinary share (in PLN / EUR)	0,91	0,67	0,20	0,17
XVII. Diluted earnings (loss) per ordinary share (in PLN / EUR)				
XVIII. Book value per share (in PLN / EUR)	25,86	25,40	5,48	6,32
XIX. Diluted book value per share (in PLN / EUR)				
XX. Declared or paid-out dividend per ordinary share (in PLN / EUR)				

BALANCE SHEET

	as at Dec. 31, 2003 end of 4th quarter 2003	as at Sept. 31, 2003 end of 3d quarter 2003	as at Dec. 31, 2002 end of 4th quarter 2002	as at Sept. 31, 2002 end of 3d quarter 2002
Assets				
I. Fixed assets	1 655 153	1 236 529	1 179 788	1 237 668
1. Intangible assets	4 929	4 927	5 236	4 973
- goodwill	0	46	456	593
2. Tangible fixed assets	1 190 633	1 183 305	1 122 543	1 131 888
3. Long-term receivables	765	886	1 008	1 091
3.1. From subsidiary and associated companies	727	848	970	1 091
3.2. From other companies	38	38	38	0
4. Long-term investments	446 400	31 295	35 207	83 178
4.1. Real estste	0	0	3 879	8 878
4.2. Intangible assets	0	0	0	0
4.3. Long-term financial assets	446 005	30 900	30 933	73 905
a) in subsidiary and associated companies	444 699	29 594	29 345	29 506
- shares in companies valued under the equity method	0	0	0	0
b) in other companies	1 306	1 306	1 588	44 399
4.4. Other long-term investments	395	395	395	395
5. Long-term deferred expenses	12 425	16 116	15 794	16 538
5.1. Deferred income tax	12 425	16 116	15 794	15 342
5.2. Other deferred expenses	0	0	0	1 196
II. Current assets	96 374	179 931	197 614	178 054
1. Inventories	10 107	10 585	11 317	12 021
2. Current receivables	45 394	43 805	37 274	48 247
2.1. From subsidiary and associated companies	2 510	4 383	3 822	7 851
2.2. From other companies	42 884	39 422	33 452	40 396
3. Short-term investments	36 435	113 291	145 575	107 061
3.1. Short-term financial assets	19 169	96 025	130 316	90 644
a) in subsidiary and associated companies	0	0	0	0

b) in other companies	0	20 765	300	0
c) cash and cash equivalents	19 169	75 260	130 016	90 644
3.2. Other short-term investments	17 266	17 266	15 259	16 417
4. Short-term deferred expenses	4 438	12 250	3 448	10 725
Total Assets	**1 751 526**	**1 416 460**	**1 377 402**	**1 415 722**
Shareholders' Equity and Liabilities				
I. Shareholders' Equity	**1 191 687**	**1 212 059**	**1 170 396**	**1 181 642**
1. Share capital	92 154	92 154	92 154	92 154
2. Not paid-up share capital (negative value)	0	0	0	0
3. Own shares in treasury (negative value)	0	0	0	0
4. Reserve capital	728 234	727 968	708 078	707 568
5. Revaluation capital	267 952	268 114	269 862	285 630
6. Other reserve capitals	65 023	65 126	0	0
7. Prior years' profit (loss)	- 3 383	0	69 245	69 259
8. Net profit (loss)	41 707	58 697	31 057	27 031
9. Net profit write-downs during the financial year (negative value)	0	0	0	0
II. Liabilities and reserves for liabilities	**559 839**	**204 401**	**207 006**	**234 080**
1. Reserves for liabilities	76 076	76 205	75 407	77 471
1.1. Reserve for deferred income tax	13 366	17 698	15 996	14 002
1.2. Provisions for pension and similar benefits	37 120	36 727	40 058	44 656
a) long-term provisions	31 262	30 925	35 046	37 912
b) short-term provisions	5 858	5 802	5 012	6 744
1.3. Other provisions	25 590	21 780	19 353	18 813
a) long-term provisions	20 280	20 002	19 090	18 713
b) short-term provisions	5 310	1 778	263	100
2. Long-term liabilities	303 400	53 101	48 928	52 641
2.1. To subsidiary and associated companies	0	0	0	0
2.2. To other companies	303 400	53 101	48 928	52 641
3. Current liabilities	164 989	56 445	68 242	84 168
3.1. To subsidiary and associated companies	282	384	742	600
3.2. To other companies	157 278	46 811	59 310	72 942
3.3. Special funds	7 429	9 250	8 190	10 626
4. Accrued expenses and deferred income	15 374	18 650	14 429	19 800
4.1. Negative goodwill	0	0	0	0
4.2. *Other accrued expenses and deferred income*	15 374	18 650	14 429	19 800
a) long-term accruals	144	147	200	0
b) short-term accruals	15 230	18 503	14 229	19 800
Total Shareholders' Equity and Liabilities	**1 751 526**	**1 416 460**	**1 377 402**	**1 415 722**

Book value	1 191 687	1 212 059	1 170 396	1 181 642
Number of shares	46 077 008	46 077 008	46 077 008	46 077 008
Book value per share (in PLN) - basic	25,86	26,31	25,40	25,64
Diluted number of shares				
Book value per share (in PLN) - diluted				

OFF-BALANCE-SHEET ITEMS

	as at Dec. 31, 2003 end of 4th quarter 2003	as at Sept. 31, 2003 end of 3d quarter 2003	as at Dec. 31, 2002 end of 4th quarter 2002	as at Sept. 31, 2002 end of 3d quarter 2002
1. Contingent receivables	0	0	0	0
1.1. From subsidiary and associated companies (due to)	0	0	0	0
- guarantees received				
-				
1.2. From other companies (due to)	0	0	0	0
- guarantees received	0	0	0	0
-				
2. Contingent liabilities	4 438	4 993	4 993	4 993
2.1. In favour of subsidiary and associated companies (due to)	4 438	4 993	4 993	4 993
- guarantees extended	4 438	4 993	4 993	4 993
-				
2.2. In favour of other companies (due to)	0	0	0	0
- guarantees extended	0	0	0	0
-				
3. Other (due to)	0	0	0	0
-				
Total off-balance-sheet items	4 438	4 993	4 993	4 993

PROFIT AND LOSS ACCOUNT

	4th quarter ended Dec. 31, 2003	4 quarters ended Dec. 31, 2003 cumulative	4th quarter ended Dec. 31, 2002	4 quarters ended Dec. 31, 2002 cumulative
I. Net sales revenues	133 276	575 118	135 508	608 155
- of which sales to subsidiary and associated companies	5 630	32 807	6 928	51 049
1. Net sales of products	132 084	570 229	134 085	602 723
2. Net sales of merchandise and raw materials	1 192	4 889	1 423	5 432
II. Cost of products, merchandise and raw materials sold	102 411	395 228	113 808	451 646
- of which sold to subsidiary and associated companies	7 695	18 996	7 174	20 973
1. Cost of products sold	102 084	393 781	113 342	449 940
2. Cost of merchandise and raw materials sold	327	1 446	466	1 706
III. Gross profit (loss) on sales (I-II)	30 865	179 890	21 700	156 509
IV. Distrubution expenses	11 040	38 637	11 238	40 076
V. General administrative expenses	27 156	86 444	22 592	84 694
VI. Profit (loss) on sales (III-IV-V)	- 7 330	54 809	- 12 130	31 739
VII. Other operating income	2 968	10 039	12 600	19 867
1. Gain on disposal of non-financial fixed assets	504	600	986	986
2. Subsidies	6	23	6	23
3. Other operating income	2 458	9 416	11 608	18 858
VIII. Other operating expenses	4 089	18 913	15 825	28 673
1. Loss on disposal of non-financial fixed assets	0	0	- 213	0
2. Reveluation of non-financial fixed assets	221	1 233	5 705	5 705
3. Other operating costs	3 868	17 680	10 333	22 968
IX. Operating profit (loss) (VI+VII-VIII)	- 8 451	45 935	- 15 355	22 933
X. Financial income	61	28 939	21 600	26 477
1. Equity income – dividends	118	1 566	- 24	151
- of which from subsidiary and associated companies	118	1 566	0	0
2. Interest receivable	234	2 409	1 491	3 991
- of which from subsidiary and associated companies	22	38	43	73
3. Gain on disposal of investments	195	23 481	20 817	20 817
4. Reveluation of investments	- 112	0	0	0
5. Other financial income	- 375	1 483	- 684	1 518
XI. Financial expenses	11 797	13 895	1 100	5 096
1. Interest payable	2 601	3 453	320	2 168
- of which to subsidiary and associated companies	*0*	*0*	*0*	*0*
2. Loss on disposal of investments	0	0	0	0
3. Reveluation of investments	0	282	239	1 228
4. Other financial expenses	9 196	10 160	541	1 700
XII. Profit (loss) on ordinary activities (IX+X-XI)	- 20 187	60 979	5 145	44 314
XIII. Result of extraordinary itms (XIII.1. - XIII.2.)	0	5	42	122
1. Extraordinary gains	- 0	63	43	158
2. Extraordinary losses	- 0	58	1	36
XIV. Profit (loss) before taxation (XII+/-XIII)	- 20 187	60 984	5 187	44 436
XV. Corporate income tax	- 3 197	19 277	1 161	13 379
a) current portion	- 2 556	18 032	- 993	11 548
b) deferred portion	- 641	1 245	2 154	1 831
XVI. Other obligatory profit decreases (loss increases)	0	0	0	0
XVII. Share in net profits (losses) of companies valued under the equity method	0	0	0	0
XIX. Net profit (loss) (XIV-XV-XVI+/-XVII)	- 16 990	41 707	4 026	31 057

Net profit (loss) (on annual basis)		41 707		31 057
Weighted average number of ordinary shares		46 077 008		46 077 008
Earning (loss) per ordinary share (in PLN) - basic		0,91		0,67
Diluted weighted average number of ordinary shares				
Earning (loss) per ordinary share (in PLN) - diluted				

STATEMENT OF SHAREHOLDERS' EQUITY

	4th quarter ended Dec. 31, 2003	4 quarters ended Dec. 31, 2003 cumulative	4th quarter ended Dec. 31, 2002	4 quarters ended Dec. 31, 2002 cumulative
I. Shareholders' Equity at the beginning of period (opening balance)	1 212 059	1 170 396	1 181 642	1 175 150
a) changes in accepted accounting principles (polices)	0	0	0	- 977
b) corrections of material faults	0	0	0	0
I. Shareholders' Equity at the beginning of period (opening balance), after restatement to comparative data	1 212 059	1 170 396	1 181 642	1 174 173
1. Share capital at the beginning of period	92 154	92 154	92 154	92 154
1.1. Changes in share capital	0	0	0	0
a) additions, of which:	0	0	0	0
- issuance of shares	0	0	0	0
-	0	0	0	0
b) reductions, of which:	0	0	0	0
- *retirement of shares*	0	0	0	0
-	0	0	0	0
1.2. Share capital at the end of period	92 154	92 154	92 154	92 154
2. Not paid-up share capital at the beginning of period	0	0	0	0
2.1. Changes in not paid-up share capital	0	0	0	0
a) additions, of which:	0	0	0	0
-	0	0	0	0
b) reductions, of which:	0	0	0	0
-	0	0	0	0
2.2. Not paid-up share capital at the end of period	0	0	0	0
3. Own shares in treasury at the beginning of period	0	0	0	0
3.1. Changes in own shares in treasury	0	0	0	0
a) additions, of which:	0	0	0	0
-	0	0	0	0
b) reductions, of which:	0	0	0	0
-	0	0	0	0
3.2. Own shares in treasury at the end of period	0	0	0	0
4. Reserve capital at the beginning of period	727 968	708 078	707 568	674 405
4.1. Changes in reserve capital	266	20 156	510	33 673
a) additions, of which:	266	20 156	510	33 936
- additional paid-in capital from issuance of shares	0	0	0	0
- distribution of profit (by law)	0	0	0	0
- distribution of profit (in excess of value required by law)	0	19 308	0	32 547
- transfer from revaluation capital	163	544	510	1 389
- sale of the right to perpetual usufruct of land	103	304	0	0
b) reductions, of which:	0	0	0	263
- coverage of loss	0	0	0	263
-	0	0	0	0
4.2. Reserve capital at the end of period	728 234	728 234	708 078	708 078
5. Revaluation capital at the beginning of period	268 114	269 862	285 630	287 640
5.1. Changes in revaluation capital	- 162	- 1 910	- 15 768	- 17 778
a) additions, of which:	0	505	611	894
- *revaluation of value of the right to perpetual usufruct of land*	0	505	611	894
b) reductions, of which:	162	2 415	16 379	18 672
- sale or disposal of tangible fixed assets	162	543	510	1 389
- reserve for deferred income tax charged to capital				
- reclassification of investments	0	1 872	3 848	5 262
-revaluation of tangible fixed assetes	0	0	12 021	12 021
5.2. Revaluation capital at the end of period	267 952	267 952	269 862	269 862
6. Other reserve capital at the beginning of period	65 126	0	0	0
6.1. Changes in other reserve capital	- 103	65 023	0	0
a) additions, of which:	0	65 327	0	0
- distribution of profit	0	65 327	0	0
b) reductions, of which:	103	304	0	0
-sale of the right to perpetual usufruct of land	103	304	0	0
6.2. Other reserve capital at the end of period	65 023	65 023	0	0
7. Prior years' profit (loss) at the beginning of period	0	100 302	69 259	120 951
7.1. Prior years' profit at the beginning of period	0	100 302	69 259	121 214
a) changes in accepted accounting principles (polices)	0	0	0	- 977
b) corrections of material faults	0	0	0	0
7.2. Prior years' profit at the beginning of period, after restatement to comparative data	0	100 302	69 259	120 237
a) additions, of which:	58 697	0	27 031	0
- distribution of prior years' profit	0	0	0	0
- prior qarter profit	58 697	0	27 031	0
b) reductions, of which:	0	100 302	14	50 992
- distribution of prior years' profit	0	100 302	0	50 978
-other	0	0	14	14
7.3. Prior years' profit at the end of period	58 697	- 0	96 276	69 245

7.4. Prior years' loss at the beginning of period	0	0	0	263
a) changes in accepted accounting principles (polices)	0	0	0	0
b) corrections of material faults	0	0	0	0
7.5. Prior years' loss at the beginning of period, after restatement to comparative data	0	0	0	263
a) additions, of which:	3 383	3 383	0	0
- transition of prior years' loss to be covered	0	0	0	0
- prior quarter's loss	0	0	0	0
-corrections of prior year's faults	3 383	3 383	0	0
b) reductions, of which:	0	0	0	263
- coverage from reserve capital	0	0	0	263
- covarage from net profit	0	0	0	0
7.6. Prior years' loss at the end of period	3 383	3 383	0	0
7.7. Prior years' profit (loss) at the end of period	55 314	- 3 383	96 276	69 245
8. Net profit (loss)	- 16 990	41 707	4 026	31 057
a) net profit	- 16 990	41 707	4 026	31 057
b) net loss	0	0	0	0
c) charges on the profit	0	0	0	0
II. Shareholders' Equity at the end of period (closing balance)	1 191 687	1 191 687	1 170 396	1 170 396
III. Shareholders' Equity adjusted by the proposed distribution of profit (coverage of loss)	0	0	0	0

CASH FLOW SATEMENT

	4th quarter ended Dec. 31, 2003	4 quarters ended Dec. 31, 2003 cumulative	4th quarter ended Dec. 31, 2002	4 quarters ended Dec. 31, 2002 cumulative
A. Cash flows from operating activities - direct method				
I. Cash provided by operating activities				
1. Sales revenues				
2. Other income from operating activities				
II. Cash used in operating activities				
1. Goods and services purchased				
2. Net salaries and wages				
3. Social and health security, other benefits				
4. Taxes and charges				
5. Other operating expenses				
III. Net cash flows from operating activities (I-II)				
A. Cash flows from operating activities - indirect method				
I. Net profit (loss)	- 16 990	41 707	4 026	31 057
II. Total adjustments	30 286	30 875	- 7 746	40 794
1. Share in net (profits) losses of companies valued under the equity method	0	0	0	0
2. Depreciation and amortisation	13 044	51 313	17 726	68 469
3. (Gain) loss on foreign exchange differences	12 464	12 456	92	188
4. Interest and dividends	1 586	1 532	422	1 532
5. (Gain) loss on investing activities	- 256	- 23 627	- 21 782	- 20 564
6. Change in provisions	- 114	1 175	- 6 450	- 11 187
7. Change in inventories	250	1 210	704	2 691
8. Change in receivables	316	- 7 884	9 937	- 2 194
9. Change in current liabilities (excluding loans and bank credits)	- 3 563	- 8 069	- 17 277	- 4 817
10. Change in deferred and accrued expenses	6 552	3 324	6 445	3 242
11.Other adjustments	7	- 555	2 437	3 434
III. Net cash flows from operating activities (I+/-II)	13 296	72 582	- 3 720	71 851
B. Cash flows from investing activities	0	0	0	0
I. Cash provided by investing activities	41 038	505 882	67 855	68 564
1. Disposal of intangible assets and tangible fixed assets	235	825	2 105	2 801
2. Disposal of investments in real-estate and intangible assets	0	0	4 194	4 194
3. From financial assets, of which:	2	22 611	61 556	61 569
a) in subsidiary and associated companies	2	595	0	0
- disposal of securities	0	0	0	0
- dividends and shares in profits	2	595	0	0
- long-term loans collected	0	0	0	0
- interest received	0	0	0	0
- other income from financial assets	0	0	0	0
b) in other companies	0	22 016	61 556	61 569
- disposal of securities	0	22 016	61 418	61 418
- dividends and shares in profits	0	0	138	151
- long-term loans collected	0	0	0	0
- interest received	0	0	0	0
- other income from financial assets	0	0	0	0
4. Other investing income	40 801	482 446	0	0
II. Cash used in investing activities	- 289 139	- 842 276	- 22 461	- 74 195

a) in subsidiary and associated companies	- 244 823	- 244 823	- 164	- 248
- acquisition of securities	- 244 823	- 244 823	- 164	- 248
- long-term loans granted	0	0	0	0
b) in other companies	0	0	- 288	- 297
- acquisition of securities	0	0	- 288	- 297
- long-term loans granted	0	0	0	0
4. Other investing expenses	- 19 952	- 480 681	0	0
III. Net cash flows from investing activities (I-II)	- 248 101	- 336 394	45 394	- 5 631
C. Cash flows from financing activities	0	0	0	0
I. Cash provided by financing activities	179 568	179 568	0	19 445
1. Issuance of shares and other capital securities and additional paid-in capital	0	0	0	0
2. Bank credits and loans contracted	179 568	179 568	0	19 445
3. Issuance of debt securities	0	0	0	0
4. Other financial income	0	0	0	0
II. Cash used in financing activities	- 854	- 26 603	- 2 302	- 31 447
1. Acquisition of own shares	0	0	0	0
2. Dividends and other payments to shareholders	0	- 15 667	0	- 18 431
3. Profit distribution expenses other than payments to shareholders	0	0	0	0
4. Payments of bank credits and loans	- 202	- 8 343	- 1 866	- 10 008
5. Redemption of debt securities	0	0	0	0
6. Payments of other financial liabilities	0	0	0	0
7. Finance lease commitments paid	0	0	0	0
8. Interest paid	- 652	- 2 593	- 436	- 3 008
9. Other financial expenses	0	0	0	0
III. Net cash flows from financing activities (I-II)	178 714	152 965	- 2 302	- 12 002
D. Total net cash flows (A.III+/-B.III+/-C.III)	- 56 091	- 110 847	39 372	54 218
E. Change in balance-sheet cash and cash equivalents	- 56 091	- 110 847	39 372	54 218
- of which change in cash and cash equivalents due to foreign exchange differences	0	0	0	0
F. Cash and cash equivalents - beginning of period	75 260	130 016	90 644	75 798
G. Cash and cash equivalents - end of period (F+/-D)	19 169	19 169	130 016	130 016
- of which those with restricted availability	0	0	0	0

Signature of person
representing the Company

Andrzej Szułdrzyński
Vice president

Signature of person responsible
for the Company's accounting records

Lidia Mieleszko
Chief Accountant

Notes to the report for the 4th quarter of 2003

1. Background

1.1 The report in question sets out the balance sheet according to the accounting books as at December 31, 2003 and 2002 and as at September 30, 2003 and 2002, the profit and loss account, the cash flow account and comparative data concerning the cumulative changes in the Company's equity for four quarters of 2003 and 2002 as well as for the 4th quarter of 2003 and 2002 alone.
The report in question covers the aggregate figures reported by all the organizational units that keep separate accounts and that altogether constitute the company Orbis S.A.

1.2 The financial statements have been prepared on the assumption that the Company further continues its business operations.

2. The following accounting principles have been applied for the purpose of preparing the financial statements for the 4th quarter of the year 2003:

2.1 Basis for preparation of the financial statements

The financial statements of Orbis S.A. were prepared on the basis of accounting books kept in accordance with the Polish Accounting Standards, i.e. the Polish Accounting Act of September 29, 1994, as further amended. The principle of historic cost accounting was adopted for the purpose of preparing the financial statements.

2.2 Intangible fixed assets

The intangible fixed assets shown in the financial statements have been valued at their acquisition cost or cost of manufacture less cumulated depreciation write-offs calculated according to the rates reflecting the period of their usage and less write-offs for a permanent loss in value.

2.3 Tangible fixed assets and depreciation

Fixed assets are valued as at the date of their entry into accounting books at acquisition cost or manufacture cost. Fixed assets obtained gratuitously are valued at the net selling price of the same or a similar component of fixed assets.

As at the balance sheet day, fixed assets are valued at acquisition cost or cost of manufacture or at revalued value (following revaluation of fixed assets) less accrued depreciation write-offs and write-offs for a permanent loss in value.

Fixed assets have been revalued from time to time in the past according to their market value or indices announced by the President of the Main Statistical Office. The net result of fixed assets revaluation is appropriated directly to the Company's reserves. The last revaluation of the fixed assets was performed as at January 1, 1995.

Work in progress is appraised at the acquisition cost or cost of manufacture, taking into account the cost of servicing liabilities taken for the purposes of their financing and related exchange rate differences minus revenues derived therefrom. In case of a permanent loss in value of a fixed asset under construction, it is revalued so that its

value equals the net selling price or, in the absence of the net selling price, the fair value of the fixed asset determined otherwise.

The titles to the perpetual usufruct of land reported for the first time in the balance sheet, due to the fact that the land has been gratuitously acquired from the local administrative authorities, have been recorded at prices stated in the decisions of the local administrative authorities, issued at the time of hand-over of these titles, that constitute the basis for the calculation of an initial fee for the use of this land.

The housing cooperative member's title to buildings and premises has been reported at the acquisition price.

Throughout the years 1998-2000, the Company benefited from an investment allowance (relief) in the income tax settlement.

2.4. Depreciation

A rate of depreciation reflecting the period of economic life of a given assets component is determined as at the date of acquisition of a component of intangible fixed assets and fixed assets.

The period of economic life of a component of fixed assets serves as the basis for the establishment of a period and rate of depreciation of intangible fixed assets as well as the period, the annual rate and method of depreciation of fixed assets.

Depreciation write-offs are made starting from the first day of the month following the month in which a given asset was accepted for use until the end of the month in which the value of depreciation write-off became equal to its initial value or in which an asset was designed for liquidation, sold or its lack was reported.

2.5 Long-term investments

Long-term investments comprise assets acquired by the Company for the purposes of generating economic benefit, among others real property, long-term financial assets (participations, shares in other companies and long-term securities), intangibles as well as works of art. As at the acquisition date they are reported according to the price of acquisition or price of purchase, if the costs of carrying out and settling the transaction are insignificant.

As at the balance sheet day they are valued at the market price determined on the basis of a valuation performed by real property expert, except for works of art, the value of which is specified in specialist catalogues.

The titles to the perpetual usufruct of land reported for the first time in the balance sheet and classified as long-term investments have been recorded as at the date of their inclusion in the accounts at prices stated in the first decisions of the local administrative authorities that constitute the basis for calculating initial fees for the use of these plots of land and have been valued at market prices as at the balance sheet date.

2.6 Interest in subsidiaries and affiliates

Interest in subsidiaries and affiliates regarded as fixed assets have been valued at acquisition cost less depreciation write-offs for a permanent loss in value.

2.7 Short-term investments

Short-term investments in non-financial assets are reported as at the date of their acquisition at acquisition cost or purchase price if the costs of carrying out and settling the transaction are insignificant. As at the balance sheet day, they are valued at the acquisition cost or market value (fair value), whichever is lower, while short-term investments for which no active market can be found are appraised according to their fair value determined otherwise.

Titles to the perpetual usufruct of land reported for the first time in the balance sheet and classified as short-term investments have been recorded at prices stated in the first decisions of the local administrative authorities that constitute the basis for calculating the initial fees for the use of these plots of land.

2.8 Derivatives

Derivatives are reported when the Company becomes a party to a binding contract.

As at the balance date derivatives are appraised at their fair value. Derivatives with fair value exceeding "zero" are treated as financial assets while derivatives with negative fair value are treated as financial liabilities.
Profit or loss derived from derivatives is reported in financial revenues or costs, accordingly and, in the cash flow statement as a flow from operating activities.

2.8.1 Reporting securing derivatives

Profits and losses derived from a change in the fair value resulting from the valuation of a instrument securing the fair value are reported, as at the balance sheet date, as financial costs or income in the profit and loss account in the period in which they were incurred. At the same time, profit or loss from a protected item, which could be attributed to protected risk, adjust the balance sheet value of the protected item and are immediately reported in the profit and loss account as financial income or costs.

Profits and losses derived from a change in the fair value of an instrument securing cash flows are disclosed under a separate item of equity (revaluation reserve) in such a part as a given instrument represents an efficient protection of a related item that is being secured. The inefficient part is accounted for in the profit and loss account under „financial income" or "financial costs" item. Profits and losses from the securing instrument are reported in the profit and loss account when the secured component of assets and liabilities affects the profit and loss account.

2.8.2 Derivatives incorporated in contracts

Derivatives incorporated in contracts are conditions following from an executed agreement as a result of which a part or the entirety of cash flows derived from the contract changes in a manner similar to that that would be caused by independent derivatives. They form part of the so-called basic contracts. Derivative instruments

incorporated in lease contracts made in a currency typical for such transactions (US$) are not recognized.

2.9 Creditors and debtors

Amounts due to creditors and from debtors, save for those resulting from financial instruments, are valued, as at the date of their entry into accounting books, at their nominal value adhering to the principle of prudence. Amounts due to creditors and from debtors are reported at the actual value due to be paid by debtors or to creditors.

Transactions in foreign currencies are reported according to the average rate of exchange of the given currency as at the date of transaction determined by the National Bank of Poland (NBP) unless other exchange rate was specified in a customs declaration or other document binding for a given entity. As at the date of preparation of the financial statements all amounts due from debtors denominated in foreign currencies are converted according to the average daily foreign currency purchase rate of a given currency quoted on the given day by the Company's bank, i.e. Bank Handlowy, which cannot be higher than that average rate announced by the National Bank of Poland for the given day, while all the amounts due to creditors denominated in foreign currencies are converted according to the average daily currency sale rate for the given day quoted by the Company's bank, i.e. Bank Handlowy for a given day, which cannot be higher than that average rate of that currency announced by the National Bank of Poland for the given day.

The amounts due from debtors are revalued considering the degree of probability that the debt is collectible by way of a revaluation write-off to reduce the value of debtors. Revaluation write-offs are made for:

- amounts due from debtors that have been put into liquidation or bankruptcy,
- amounts due from debtors involved in proceedings for an arrangement with creditors or involved in conciliatory proceedings,
- debts questioned by debtors (litigious),
- amounts due from debtors involved in remedial proceedings,
- amounts under litigation,

up to 100% of the amount due.

Furthermore, the following general revaluation write-offs are made to update the amounts due from debtors that have been:

- overdue for 6 – 9 months – up to 50% of the amount due,
- overdue for 9 – 12 months – up to 80% of the amount due,
- overdue for over 12 months – up to 100% of the amount due.

2.10 Stocks

Tangible current assets are appraised at the average weighted acquisition cost at the date of their acquisition. The acquisition cost (cost of transport, storage, etc.) of raw materials, semi-products, packing and goods is posted to costs in its entirety at the moment of payment. The weighted average of the acquisition cost is applied for the purposes of valuation of outgoing raw materials, semi-products and packing.

During the reporting period, products in hotel shops are valued at their inventory price determined at the level of a retail price comprising the purchase price, the trade margin and the output VAT. As at the balance date, the value of stocks is adjusted to take into account the VAT and the deflections from the trade margin, hence as a result the value of goods reaches the purchase price.

Tangible current assets are reported at the purchase price or net selling price, whichever is lower.
If an event that permanently reduces the value of stocks occurs during the financial year, revaluation write-offs are made.

2.11 Cash and cash equivalents

As at the balance sheet date, cash and cash equivalents denominated in PLN are appraised according to their nominal value, while cash and cash equivalents denominated in foreign currencies are converted into PLN at the purchase rate of exchange of the bank that services the Company's transactions, however, not higher than the average rate of exchange quoted by the National Bank of Poland (NBP).

2.12 Deferred costs and prepayments

As at the balance day, deferred costs are reported according to the initial value less write-offs that had been posted to costs by the balance sheet day. Prepayments are reported, as at the balance sheet day, at their initial value less write-offs, made prior to the balance sheet day, representing the liquidation of a prepayments item corresponding to revenues or capital.

Prepayments are reported according to the principle of prudence and include in particular the equivalent of payments received or due from business partners for services which will be provided in the next reporting periods or cash received to finance the acquisition or manufacture of fixed assets, equivalent of fixed assets under construction acquired gratuitously, fixed assets and intangibles and a negative goodwill.
Deferred costs are reported in the amounts equivalent to probable liabilities due in the current reporting period, resulting first and foremost from performances made by business partners for the benefit of the unit.

2.13 Deferred income tax

The deferred income tax assets are determined according to the amount estimated to be deducted from the income tax in the future in relation to negative temporary differences, which will in future reduce the taxation base and a tax loss that may be deducted in the future, calculated according to the principle of prudence.
The main factors that affect the occurrence of negative temporary differences are as follows:

- applying a lower depreciation rate for tax purposes than for accounting purpose,
- accrued but unpaid interest on loans, resulting from executed contracts,
- accrued unrealized negative foreign exchange differences,
- set up provisions for anticipated liabilities and losses, including cost-related provisions, which are sure to induce a tax cost at the time of their use,
- made assets revaluation write-offs that will reduce the taxation base in the future

Provision for deferred income tax is set up in the amount of the income tax to be due in the future in connection with the occurrence of positive foreign exchange differences, i.e. differences that will bring about an increase in the taxation base in the future.
The main factors affecting the creation of positive temporary differences include:
- applying a higher depreciation rate for tax purposes than for accounting purposes,
- reporting revenues from unpaid interest on loans granted or other financial assets,
- accrued unrealized positive foreign exchange differences,
- assets revaluation up to the fair value exceeding their acquisition value.

The amount of a provision and assets for the deferred income tax is determined, as at the balance sheet day, in consideration of income tax rates applicable in the year in which the tax liability originated, as a product of the sum of temporary differences (positive and negative, accordingly) and the income tax rate applicable in the year in which the tax liability originated.

Deferred tax on revenues and costs posted directly to equity is also posted to equity.

2.14 Equity

Equity and other assets and liabilities are assessed at their nominal value.
The initial capital of Orbis S.A. is reported according to the amount specified in an agreement or Statutes and entered in the court register. The initial capital must be valued at least as often as any change in its nominal value occurs.
Supplementary capital comprises annual write-offs of at least 8% of net profit until such time as its value reaches at least 1/3 of the initial capital.
Reserve capital is created, independently of supplementary capital, from net profit up to the amount determined by the General Assembly of Shareholders.
Revaluation reserve is set up as at the day of:
- fixed assets revaluation performed in the Company pursuant to separate provisions of the law;
- valuation of long-term investments in financial and non-financial assets over and above their initial value (valuation at fair value);
- reporting of a surplus of a nominal value of taken up shares/interest over the value of property contributed in return;
- reporting of the amount of the deferred income tax settled with the revaluation reserve;

Additionally, the revaluation reserve is created (or increased) as a result of the posting of effects of financial instruments.

Other reserves are created in the amount equivalent to the value of titles to the perpetual usufruct of land granted to Orbis S.A. by virtue of decisions of the local administrative authorities and entered for the first time in the balance sheet as assets at prices stated in the first decisions of the local administrative authorities that constitute the basis for calculating the initial fees for the use of this land. The value of the reserves may not be reclassified as supplementary capital, except when the titles to the perpetual usufruct of land are sold.

2.15 Provisions

Provisions are set up for contingent liabilities that are certain or highly likely and the amount of which can be reliably assessed.

Provisions for liabilities are created and classified depending on the reason for their creation in the following groups:

- provisions for the current and deferred income tax,
- provisions for liabilities, in particular for losses from economic transactions underway, including for granted guaranties, sureties, credit operations, effects of pending litigations,
- restructuring provisions.

Provisions are created in a justified and reasonably assessed amounts as at the date of the occurrence of an event making it necessary for such a provision to be set up, not later however than at the end of the reporting period. As at the balance sheet day, the balance of provisions is verified and appropriate adjustments are made, if necessary, so that the balance of provisions reflects the current, most reliable assessment of its value.

2.16 Principles of determining profit (loss)

In Orbis S.A. the net profit (loss) is composed of:

a) operating profit (loss):

- profit (loss) from core operating activities,
- profit (loss) from other operating activities,

b) profit (loss) from financial operations,

c) extraordinary items,

d) obligatory charges of financial profit due to income tax paid by Orbis S.A. and payments equalized with it on the basis of separate regulations, broken down into:

- current income tax resulting from the taxation base,
- deferred income tax representing a change of the balance of assets and provisions for deferred income tax.

The profit (loss) on the core operating activities constitutes a difference between revenues and costs relating to the Company's core operating activities. Revenues from the sale of services are valued according to services rendered.

Profit (loss) on other operating activities constitutes a difference between revenues and costs directly relating to operating activities of the Company. Other operating income and costs embrace the following:

- revenues and costs being a result of ongoing events that took place in the course of the reporting period,
- revenues and costs being a result of changed estimates made at the valuation of assets and liabilities other than financial liabilities,
- revenues as a result of benefits generated in the preceding years being cleared in the future periods.

The profit (loss) on financial operations constitutes a difference between financial income and financial costs comprising the following groups:

- income from interest, dividends and other benefits resulting from keeping financial assets;
- costs of discount and interest on financial liabilities,

- income in the form of interest on trade debtors and other receivables not treated as financial assets and costs of interest on trade creditors and other liabilities not posted to financial liabilities,
- income and costs of foreign exchange differences,
- income from the reinstatement of the value of financial assets up to the amount of write-off for loss in value previously posted to financial costs,
- costs of estimates and changes thereof at the time of valuation of assets and financial liabilities,
- income relating to the increase in the value of short-term financial assets over their initial value up to their market price value,
- income from the sale of investments, as divided into income from the sale of investments in financial and non-financial assets and costs of sale of financial assets,
- costs of current transactions connected with financial operations.

The result on extraordinary items is a difference between profits and losses that occurred as a result of events that are difficult to be foreseen, not connected with the operating activities of units and not related to the general risk of conducting operations, in particular it applies to catastrophes, fires, floods and other misfortune. The result on extraordinary operations includes profits or losses incurred in the current period that occurred as a result of misfortune, loss incurred in relation to the setting up of a provision for misfortune or the change of its amount, profits from the dissolution of such a provision or the change in the amount of unused provisions for misfortune events.

Current income tax, charged to the financial result of the reporting period, is determined at the amount of income tax due, as shown on the tax declaration for the current reporting period, net of the amount of the current income tax for past years if it is classified as a basic (fundamental) error which is reported in equity as an adjustment of profit/loss from past years. According to the Polish regulations, the Company calculates the income tax liabilities for the year 2003 at 27% of its taxable income.

Deferred income tax charged to the financial result of the reporting period constitutes a change in the balance of assets and provisions for deferred income tax being the result of events reported in the financial result covering that period.

3. Information concerning adjustments for provisions, provision as well as deferred income tax assets and revaluation write-offs made.

a) In the current quarter the Company revalued provisions for the following future expenditure and liabilities:
   - a provision for jubilee awards, retirement severance pays and disability pensions of PLN 5,987 thousand was used and a provision of PLN 3,049 thousand was set up, so at the end of the 4th quarter of 2003, the provision for jubilee awards and retirement severance pays totaled PLN 37,120 thousand,

b) Provision and assets for deferred income tax.
The amounts of provisions and assets for deferred income tax were revalued to take into account temporary differences in the income tax.
During four quarters of the year, the provision for deferred income tax increased by PLN 4,332 thousand and was posted to the financial result in its entirety.
Assets for deferred income tax decreased by PLN 3,691 thousand, which has been posted to the financial result in its entirety.
Such substantial changes have been caused primarily by introduction of corporate income tax according to 19% rate in successive years.

c) Write-offs to revalue the assets.
Assets for deferred income tax have been revalued at the end of the current quarter. The assets revaluation write-off in the amount of PLN 1,515 thousand was charged to the profit.

4. The Management Board's position as regards the possibility of generating results in a given year in accordance with previously published projections, in the light of results presented in the quarterly report as compared to projected results.

The Management Board of Orbis S.A. did not publish any projections as regards the Company's results.

5. Analysis of figures reported in the balance sheet

The balance sheet total as at the end of 4th quarter of 2003 differed significantly as compared to the balance of the preceding year. It was mainly due to the share acquisition transaction of Hekon S.A.

Assets:

Owing to specific features of Company's business, the structure of Orbis S.A. assets is quite stable. Certain changes in percentage distribution have been noted in the 4th quarter of 2003, though these changes did not alter the basic structure. Traditionally, the structure of Orbis S.A. assets is dominated by fixed assets (94.5% of total assets) with the prevailing share contributed by the tangible fixed assets (71.9% of fixed assets) composed of hotel buildings and land. In current assets the dominant item is the short-term receivables (47.1% share in current assets) followed by short-term investments (37.8%).

As at the end of the 4th quarter of 2003, fixed assets grew by 40.3% as compared to the end of the 4th quarter of the past year. As compared to the end of the preceding quarter, assets increased by 33.8%.

This was attributable to several significant factors including, among others, to the last year's sale of a Dutch law company under the business name of AWSA Holland II BV and the share acquisition transaction in the company Hekon S.A. which took place in 2003 as well as to the reclassification of real property formerly treated as investments to short-term investments (resulting in a change of the valuation method) as well as to the redemption of capital in the affiliated company Globis Wrocław Sp. z o.o. above all,

this has substantially affected the level of long-term investments which grew by over 12 times as compared to their level in the corresponding period of the past year and over 14 times as compared to the level as at the end of the preceding quarter. Major growth related to long-term financial assets and is connected with the purchase of Hekon S.A.

On the other hand, a minor growth in tangible fixed assets in the current quarter was chiefly the effect of changes in the tangible fixed assets item connected with purchases and upgrading (especially of hotel buildings as well as machines and equipment), bringing about an increase in the balance by 0.6% as compared to the end of the 3rd quarter.

As at the end of the 4th quarter of 2003, the balance of current assets was two times lower than in the preceding year (reduction by 51.2%) and by 46.4% lower than in the 3rd quarter of 2003. This is attributable to a large degree to a diminution in the value of short-term investments during the 4th quarter of 2003, the level of which fell by 67.8% as compared to the past quarter and by 75% as compared to the corresponding period of the past year. All tradable securities have been sold, though its was the reduction in the cash and cash equivalents in the Company (by 74.5% as compared to the end of the third quarter as by 85% as compared with the past year) that had the major impact on decline in the value of short-term investments.

Short-term debtors increased by 21.8% as compared to the 4th quarter of 2002 and by 3.6% against the 3rd quarter of the current year. The dominant position is played by trade debtors.

In the 4th quarter of 2003, the level of long-term deferred costs and prepayments went down by 22.9% as compared to the end of the preceding quarter and likewise as opposed to the preceding year. This is a result of amendment of the corporate income tax which introduced a tax rate of 19%, thus allowing to apply this rate to calculate deferred tax assets (instead of the former rate of 27%).

The level of short-term deferred costs and prepayments in the 4th quarter of 2003 was by 28.7% higher than at the end of the 4th quarter of 2002, mainly to operating expenses such as the fee for the perpetual usufruct of land, tax on real property, land taxes, write-offs for the Company Social Fund and costs of wages and salaries. Simultaneously, deferred costs and prepayments went down decidedly as compared to the end of the preceding quarter (63.8%) as a result of posting costs to particular reporting periods.

Continued pursuance of the Company's policy related to the reduction of stocks resulted in a substantial decrease in stocks (10.7%) as compared to the end of the 4th quarter 2002. The reduction in the value of stocks as compared to the preceding quarter of he past year totaled 4.5%.

Liabilities

Some minor changes in the share of equity in the structure of the Company's financing take place from one quarter to another. In the 4th quarter, the ratio of equity to total liabilities went down by 1.75% as compared to its level as at the end of the previous quarter. In the 4th quarter, equity stood at 68% of the total liabilities. As at the end of 4th quarter of 2003, the initial capital constituted 7.7% of the equity; supplementary capital

accounted for 61.1% while the revaluation reserve for 22.5%, while other reserves for 5.5% and the above structure has remained stable quarter after quarter.

The value of the initial capital did not change. As compared to the end of the 4th quarter of 2002, supplementary capital grew by 2.9% while the revaluation reserve went down by 0.7%. These changes are predominantly related to appropriations within the equity connected with the distribution of profit generated in the year 2002 and in the previous years and with the sale of fixed assets but also with changes in the valuation of investment real property and changes in a provision for deferred tax on temporary capital differences.

Amounts due to creditors and provisions account for 32% of the total liabilities reflecting a rise during the 4th quarter by 17.5% as compared to the preceding quarter. Provisions for future liabilities account for 13.6% of the total liabilities, short-term creditors constitute 29.5% and long-term creditors account for 54.2%. Accruals and deferred income account for 2.8% of creditors and provisions for future liabilities.

At the end of the 4th quarter of 2003, provisions for future liabilities was by 0.9% higher than in the 4th quarter of the preceding year and slightly lower as compared to the preceding quarter of 2003. As compared to the past year, the provision for deferred income tax as well as the provision for pension benefits and alike went down. The value of other provisions went up. Other provisions include: long-term provision for costs related to the take-over of leasing and short-term provisions for effects of court proceedings.

Since the end of the 4th quarter of the preceding year long-term creditors have grown more than five times. The growth of this item is attributable to incurring a long-term loan for the purpose of purchasing shares in the company Hekon SA.

The amount of short-term creditors was almost two and a half times higher as compared to the 4th quarter of 2002. Liabilities to other companies (95.3% share) and - measured in terms of the type of liabilities – payments arising as a result of issue of debt securities dominated the short-term creditors. As compared with the 3rd quarter of 2003, the amount of short-term liabilities increased almost three times as a result of issue of short-term bonds. On the other hand, special funds (including the Social Benefits Fund) decreased by 19.7% throughout the reporting period.

6. Analysis of figures reported in the profit and loss account

In the 4th quarter of 2003 sales revenues generated by Orbis S.A. amounted to PLN 133,276 thousand, i.e. by 1.6% lower than in the 4th quarter of 2002. At the same time, revenues generated by the hotels totaled PLN 131 920 thousand, reflecting a growth by 1% as compared with the figure reported in the fourth quarter of 2002 (Sofitel Kraków excluded). Occupancy rate in the 4th quarter of 2003 amounted to 38.7% and was by 2% higher than in the 4th quarter of 2002. Orbis S.A. hotels reported an Average Daily Rate (ADR) at the level of PLN 213.9, i.e. slightly (by 0.7%) lower than in the 4th quarter of 2002.

In the 4th quarter of 2003, the revenue per available room (RevPAR) amounted to PLN 82.8, that figure being by 4.6% higher as compared to the 4th quarter of 2002 (PLN 79.2). In the 4th quarter of 2003, the total number of rooms sold in Orbis S.A. amounted jointly to 348,809, i.e. by as much as 4.4% more than in the 4th quarter of 2002. The total number of available rooms stood at 9,800, which was by 0.9% lower than in the 4th quarter of 2002.

During four quarters of 2003, sales revenues generated by Orbis S.A. amounted to PLN 575,118 thousand, i.e. by 5.4% lower than in the four quarters of 2002 (four quarters of 2002: PLN 608,155 thousand. Revenues generated by Orbis hotels equaled PLN 569 571 thousand and were by 5.4% lower than in the corresponding period of 2002. In that period, the occupancy rate amounted to 44%, i.e. by 0.2 percentage point lower than in the four quarters of 2002. In the four quarters of 2002, the Average Daily Rate (ADR) was PLN 210, i.e. by 0.2% higher than the figure reported for the four quarters of 2002.

The revenue per available room (RevPAR) amounted to PLN 92.7, that figure being by 0.2% lower as compared to the four quarters of 2002. In the four quarters of 2003, the total number of rooms sold in by Orbis hotels amounted to 1,560,233, i.e. by 2.5% less than in the four quarters of 2002. The average number of available rooms in the four quarters of 2003 amounted to 9,717 and was by 2.2 lower than in the four quarters of 2002. The decrease in the total number of rooms available in Orbis S.A., both in the 4th quarter of 2003 and in the remaining quarters of the year was brought about by the closure of the Sofitel in Kraków in November 2002 and upgrading of hotel rooms in, among others, Novotel Centrum in Warsaw.

In line with the business and tourist traffic calendar in Poland, the 4th quarter of 2003 was a period of reduced sales of hotel services, as compared to the second and third quarters of 2003, though it was much better than the first quarter of the year. Sales of room services in Orbis S.A. hotels in the fourth quarter validate the positive co-relation between the level of sales of Company's services and the GDP growth rate in Poland and in the European countries as well as with the international geo-political situation shaping up the overall level of tourist traffic in the world. It should also be highlighted that a drop in the Average Daily Rate is attributable to a sustained strong EURO/PLN exchange rate practically throughout the entire 2003. Such exchange rate allowed to generate better revenues from the sale of rooms to the foreign incoming traffic. Major intensification of competition in the hotel industry – particularly evident in cities like Warsaw and Kraków and predominantly in the upper segments of the market - invariably represents a factor exerting an adverse impact on the sales of rooms in Poland. Steady growth in the number of available rooms that has been observed for a few years keeps bringing the number of sold rooms down in individual hotels belonging to the network and adversely affects the level of realized prices.

The rate of GDP growth in Poland during four quarters of 2003, as assessed by the Ministry of Finance, stood at 3.7% and is reflected in the sales of rooms to business clients, which went up by 8.6% in the 4th quarter of 2003 as compared to the 4th quarter of 2002, and in the four quarters of 2003 it went up by 3% as compared to the four quarters of 2002. Therefore, the share contributed by business clients to the number of

rooms sold in the 4th quarter of 2003 totaled 64.8% and increased by 3.4% as compared to the corresponding period of the past year (61.4% in the 4th quarter of 2002), and in the four quarters of 2003 the said share grew by 3.6% as compared to 2002 and amounted to 54.2% (50.6% in the four quarters of 2002). In the 4th quarter of 2003, the Average Daily Rate in the business segment stood at PLN 241.8 which was by 4% less than in the 4th quarter of 2002. In the four quarters of 2003, the ADR generated in that segment amounted to PLN 245.8 which translated into a 4.9% drop as compared to the four quarters of 2002.

Sales of rooms to tourists fell mainly as a result of the continued Iraqi conflict and, partially, due to a limited tourist traffic caused by the occurrence of epidemics in the Far East. Also the economic slowdown in the countries of the European Union and in the Untied States reduced the tourist traffic on a global scale. As a result, the volume of traffic worldwide fell from 702.6 million in 2002 to 694.0 million in 2003, i.e. by 1.2% (WTO figure, 2004). In the fourth quarter of 2003, sales of rooms in the tourist segment decreased by 6.1% as compared to the 4th quarter of 2002 while in the four quarters of 2003 the drop in the sales of rooms in that segment amounted to 10.9%. Therefore, the share of tourists in the total number of rooms sold went down by 3.4% as compared to the 4th quarter of 2002, to 35.2% (38.6% in the 4th quarter of 2002). During the four quarters of 2003, it amounted to 45.8% as compared to 49.4% in 2002 (reduction by 3.6%). In the 4th quarter of 2003, the ADR reported in the tourist segment amounted to PLN 165.9, i.e. it rose by 3.6% as compared to 2002. In the four quarters of 2003, ADR in the tourist segment equaled PLN 170 and grew by 4.1% as compared to the four quarters of 2002.

In the 4th quarter of 2003, Poles accounted for 42.2% of guests visiting Orbis S.A. hotels and their share in the number of rooms sold increased by 1% as compared to the 4th quarter of 2002. Also the number of rooms sold to Poles grew by 5.5% as compared the fourth quarter of 2002. The share of foreigners in the number of rooms sold fell by 1% as compared with the fourth quarter of 2002 and equaled 57.8%. Sale of rooms to foreign guests rose by 1.1% as compared with the fourth quarter of 2002. In the 4th quarter of 2002, Germans represented the most numerous group of foreign guests in Orbis S.A. hotels, though not as numerous as in the fourth quarter of 2002 (reduction by 0.7%), and contributed a 17.7% share to the total number of rooms sold to foreigners. The total number of rooms sold to German guests fell slightly in the 4th quarter of 2003 (by 0.8% as compared with the 4th quarter of 2002). Scandinavians formed the second large group contributing a 6.5% share to rooms sold, i.e. by 0.2% less than in the fourth quarter of 2002. The number of rooms sold to Scandinavian guests fell by 1.2%. The third largest group o, though by 0.5% smaller as compared with the fourth quarter of 2002, were the guests from the USA and Canada, whose total share in the number of rooms sold equaled 4.2%. The number of rooms sold to this guest group in the fourth quarter of 2003 fell by 8.2% s compared with the 4th quarter of 2002.

In the four quarters of 2003, Poles accounted for 34.9% of guests of Orbis S.A. hotels and the share they contributed to rooms sold went down by 0.3% as compared with four quarters of 2002 (four quarters of 2002 -35.2%). The number of rooms sold to Poles over that period decreased by 4.7% as compared with four quarters of 2002.

The share in rooms sold to foreigners in the four quarters of 2003 rose from by 0.3% as compared with 2002 (the share of foreigners in 2002 – 64.8%) up to 65.1%. As a result of limited tourist traffic worldwide, the number of rooms sold to foreign guests fell by 3.3% as compared with four quarters of 2002. The share of guests from Germany in the number of rooms sold stood, in the four quarters of 2002, at 23.1% and grew by 0.5%, with a 1.9% decline in the rooms sold as compared to four quarters of 2002. Scandinavians accounted for 6.3% of guests staying at Orbis S.A. hotels in the four quarters of 2003 and their share rose by 0.2% as compared with the four quarters of 2002. The number of rooms sold to Scandinavian guests declined slightly by 0.6% as compared with four quarters of 2002. The share of citizens of USA and Canada, a third largest group of foreign guests in Orbis S.A. hotels, equaled 4.9% and fell by 0.8%. as compared to four quarters of 2002. The number of rooms sold to this group of guests fell by 17.4% as compared to four quarters of 2002).

Continued program of employment restructuring carried out since 1999 resulted in a reduction in the number of employees. In the four quarters of 2003, the average employment in Orbis S.A. hotels totaled 5,362 employees and was by 16.7% lower than in the cpresponding period of the preceding year. The coefficient of employment per room equaled 0.54

The average wages and salaries in Orbis S.A. for the four quarters of the current year amounted to PLN 2,546 and increased by 2.8% as compared to the corresponding period of 2002.

In the four quarters of 2003, the share of net revenues from the sale of finished products, goods for resale and raw materials in total revenues amounted to 93.6% (97.8% in the 4th quarter alone), while the share of costs of products sold in total costs totaled 71.5% (65.4% in the 4th quarter alone) while the figure including costs of sales and general overheads amounted to 94%, and, therefore, changes in those items determine the Company's financial result to the most extent.

Following the four quarters of 2003, the incurred costs of finished products, goods for resale and raw materials were reported at the level of 87.5% of costs incurred in the corresponding period of the preceding year, costs of sales decreased by 3.6%, while general overheads grew by 2.1%. Similar figures are reported for the 4th quarter of 2003 in terms of costs of finished products, goods for resale and raw materials (reduction by 10.0%) and costs of sales (which went down by 1.8%). However, general overheads rose by 20.2% as compared with the fourth quarter of 2002. This is atrbiuatable to the costs of the acquisition transaction of Hekon SA (costs o preparatory works, banking costs rlated to a loan incurred for this purpose, etc.). as well as posting these costs to a provision set upto secure protential effects of the court case relating to the Europejksi Hotel (section 11.1 belov).

Consequently, after the four quarters of 2003, the Company generated a profit on sales amounting to PLN 54.809 thousand, i.e. 172.7% of the result reported in same period of 2002. At the same time, the pofit on sales was lower than the result achieved in the first three quarters of the year by the amount of PLN 7 330 thousand, since this was the et loss of sales in the fourth quarter of 2003.

Other operating revenues decreased by 49.5% while other operating costs by 34.4% as compared with the preceding year. In the 4th quarter of 2003 alone, other operating revenues fell by 76.5% while costs dropped by 74.2% as compared to the 4th quarter of 2002. Other operating revenues include, among others,: revenues from trade marks, donations and damages received, refunds of apprentices' remuneration, revenues from real property treated as investments.

In the course of the four quarters of 2003, the Company generated financial revenues in the amount of PLN 28,939 thousand, i.e. by almost 10% higher than in the corresponding period of past year, and incurred costs amounting to PLN 13,895 thousand (by 2.7 times higher than in the corresponding period of the preceding year). Eventually, financial activity brought
h a positive result of PLN 15,04 thousand. Revenues went up in the 2nd quarter of 2003 as a result of a transaction of sale of company PolCard finalized in May. Other financial revenues comprised of: dividend and interest on short-term banking deposits as well as positive foreign exchange differences. Financial costs were dominated by costs of interest on loans and credits and negative foreign exchange differences on foreign currency-denominated loan incurred in elation with the Hekon SA. acquisition transaction.

The net loss generated by the Company in the 4th quarter alone is predominantly connected with high costs related to the acquisition of the Hekon company incurred in that quarter as well as with the setting up of a provision for future liabilities connected with the pending litigation involving the Europejski Hotel in Warsaw and one-off revaluation – as at the balance sheet day – provision for employee-related liabilities. When subjecting the Company's result, if we excluded the aforementioned costs, that were of a specific nature in relation to overall operations, the Company would generate a net profit amounting to approx. 800 thousand in the 4th quarter 2003.

In 2003, the Company generated a net profit of PLN 41,707 thousand, i.e. a result by 34% higher than the financial result generated in the corresponding period of the preceding year.

7. Analysis of information contained in the financial statement – comparative changes in equity

In the 4th quarter of 2003, no changes occurred in the amount of the initial capital.

As at the end of the 4th quarter of 2003, the supplementary capital went up by 2.9% as compared to the corresponding period of the preceding year. The growth was attributable predominantly to the distribution of profit from 2002 and profit from previous years as well as to the reallocation of amounts from the revaluation reserve in connection with a sale of fixed assets, including titles to the perpetual usufruct of land acquired from the communes by virtue of administrative decisions.

Changes in the revaluation reserve were brought about by a change in the method of valuation of investment real properties that were reclassified to short-term investments

(reversal to the acquisition price) and deducting their overestimated value from the capital and the resulting change in the provision for the deferred tax, as well as by the sale of fixed assets.

Other reserve capitals were credited with an amount equivalent to the value of titles to the perpetual usufruct of land granted to Orbis S.A. by virtue of administrative decisions and reported in the Company's assets for the first time as well as a result of distribution of profit from 2002. A minor decrease was connected with a sale of one of titles to the perpetual usufruct of land and posting the value of that title to the reserve capital. Consequently, as at the end of the 4th quarter of 2003, the reserve capital stood at PLN 65,023 thousand.

In the 2nd quarter of 2003, the General Assembly of Shareholders granted its consent for the distribution of profit from previous years to credit the supplementary capital and the reserve capital . At the same time, an adjustment of the foreign exchange differences on the loan in the amount of EUR 10 million incurred in the past years for the purpose of financing upgrading works of hotel buildings was made in the 4th quarter of 2004. As a result of the above presented changes, as at the end of the 4th quarter the a loss of PLN 3,383 was reported under this item.

As at the end of the 4th quarter of 2003, equity amounted to PLN 191,687 thousand.

8. Analysis of information contained in the financial statements – the cash flow statement

The cash flow statement of the Company is prepared by an indirect method.

After the 4th quarter of 2003, net cash flows from operating activities closed with a positive value and showed a slight increase, accumulatively for the four quarters of 2003, versus the corresponding period of the past year.

It was to a major extent atobutable to a positive net result reported for that period being higher than in the preceding year. The ratio between the net profit and the surplus of cash and cash equivalents from operating activities amounted to 57.5% for the four quarters of 2003. For the sake of comparison, the same ratio amounted to 43.2% in the corresponding period of the preceding year .

Similarly to the preceding quarters, the basic "costs" item reducing the Company's financial result is depreciation.

Changes in the adjustment for deferred costs and prepayments in the course of the fourth quarter was a result of clearing in time of costs of additional wages and salaries for employees, fees for the perpetual usufruct of land, real estate and land taxes, as well as reduction of deferred tax assets caused by a reduction of the tax rate for the successive years. A clear increase in adjustment relating to forex differences was caused mainly by calculation of unrealized foreign exchange rate differences on hard currency loan incurred for the purpose of acquiring Hekon SA shares. The difference in the balance of

short-term liabilities is attributable to a general decrease in this item of the balance-sheet related to the repayment of liabilities.

In the four quarters of 2003, the investment operations of Orbis S.A. were dominated by expenses made to acquite the company Hekon S.A. As a result, the balance of cashflows from investment activity was negative. The situation has not been remedied by receipts from the sale of shares in the company PolCard as well as other receipts and investment outlays related to the purchase and sale of short-term securities and dividend received from an associated company Orbis Casino Sp. z o.o.

In the fourth quarter of 2003, the Company reported positive net cash flows. The main item were receipts from a loan incurred for the purpose of financing the actisition of the company Hekon SA. Cash flows were to the largest extent affected by expenditure related to the dividend on the profit generated in the year 2002 that was paid out to the shareholders.

9. Additional Information

9.1 As at February 2, 2004, the value of the Company's share capital amounts to PLN 92 154 016, and comprises of 46 077 008 shares having a par value of PLN 2 each. Shareholders who hold over 5% of the share capital include:

Shareholder	Share of votes at the General Assembly as at Nov 5, 2003.	Changes from Nov 5, 2003, till Feb 12, 2004	Share in the initial capital as at Feb 12, 2004 (share in the total no of votes)	No of shares as at Feb 12, 2004 (no of votes)
Accor SA	29.34%	6.24%	35.58%	16 394 151
Deutsche Bank AG	12.42%	-	12.42%	5 721 357
(w tym Reib International Holdings Limited – podmiot zależny DB AG)	*10.37%*	-	*10.37%*	*4 778 190*
CU OFE BPH CU WBK	5.08%	-	5.08%	2 338 652
JP Morgan Fleming Asset Management Ltd.	5%	0.1%	5.01%	2 307 600
Globe Trade Centre S.A.	5%	-	5%	2 303 853

In accordance with possessed information, no changes occurred with respect to the ORBIS S.A shares held by persons managing and supervising the Company since the presentation of the quarterly report for three quarters of 2003.

9.2 During the period between January 1, 2003 and December 31, 2003, ORBIS S.A. entered into a transaction with an affiliated entity Accor Poland Sp. z o.o. involving acquisition of Hekon SA shares, the value of which exceeds an equivalent in Polish zlotys of EUR 500.000 and which is not a typical or routine transaction made at arm's length, the features or terms of which result from the current operating activities pursued by the Company. Essential information concerning this transaction is provided in point 10.18 hereinbelow.

9.3 During the period between January 1, 2003 and December 31, 2003, neither ORBIS S.A. nor its subsidiaries issued guarantees for credit facilities or loans, they did not issue issued any guarantee for the benefit of an entity or its subsidiary, either, the total value of which would amount to at least 10% of ORBIS S.A. equity.

10. Other events affecting the financial standing of the Orbis Group

10.1 On February 28, 2003, the Management Board of Orbis S.A. acting jointly with six other shareholders of the company PolCard S.A. with its registered address in Warsaw, in aggregate holding 99.67% of the Company's initial capital, signed an agreement for the sale of their share holdings in the Company. The Company sold the entire block of shares held by it, comprising of 3,000 (three thousand) registered shares having a total nominal value of 300,000 Zloty (three hundred thousand) and constituting 9.9% of Polcard's initial capital for a price constituting in Polish zlotys an equivalent of US$ 5,940,600.

The buyer is G.I.C. Usługi Finansowe Sp. z o.o. with its registered address in Warsaw, a subsidiary of GTECH Corporation with its registered address in West Greenwich, Delaware, USA. Indirect shareholders of the buyer are also the Innova/98 L.P. and Innova/3 L.P. funds.
The share sale agreement was conditional by nature and will become binding upon obtaining a consent of the President of the Office for the Protection of Consumers and Competition and upon waiver by the Polish Banks' Association of its pre-emptive rights to purchase the Company's shares.
/Current report no. 3/2003/

10.2 On April 1, 2003, Orbis S.A. and Accor Poland signed an Amending Annex to the Conditional General Franchising Agreement dated July 26, 2000, concerning the Mercure Helios Hotel in Toruń. By virtue of the said Annex, this hotel operating as Helios Hotel in Toruń will begin its operations under the Mercure brand as from April 1, 2003. At present, modernization works are being finalized in the hotel. The Mercure Helios Hotel in Toruń is the eight hotel belonging to Orbis S.A. and operating under the Mercure brand.
/Curent report no 5/2003/

10.3 The Supervisory Board of Orbis S.A. took a decision to extend the agreement executed with a chartered auditor – the company Deloitte and Touche Audit Services Sp. z o.o. having its seat in Warsaw at 6 Fredry street, entered in the register of entities authorized to audit financial statements under the number 73, with which "Orbis" S.A. has cooperated in the field of the audit of financial statements since 2000 and to entrust the aforementioned chartered auditor with the review and audit of financial statements of the company "Orbis" S.A. and of the consolidated financial statements of the Orbis Group for the year 2003.

10.4 Since the conditions precedent incorporated in the share sale agreement involving the block of shares held by Orbis S.A. in the company PolCard S.A. with its corporate seat in Warsaw (the Company) signed on February 28, 2003, with six other shareholders of the Company,

holding jointly with the Seller 99.67% of the Company's initial capital, have materialized, on May 22, 2003 the parties to the transaction performed the acts needed to transfer the shares in PolCard to the Buyer and receive the payment of the price.
/Current report no 9/2003/

10.5 On June 24, 2003, Orbis S.A. and Accor Polska Sp. z o.o. having its corporate seat in Warsaw and Accor S.A. having its z corporate seat in Evry, France, entered into a Share Sale and Purchase Agreement of shares in the company Hekon Hotele Ekonomiczne S.A. having its z corporate seat in Warsaw.

According to § 2.1.30 of the Regulation issued by the Council of Ministers on October 16, 2001, concerning current and periodical information to be reported by securities' issuers (official journal "*Dz. U.*" No 139, item 1569, as amended), two companies, i.e. Accor Polska and Accor S.A. are affiliated with Orbis since Accor S.A. has over 20% of votes at the General Assembly of Orbis Shareholders, while Accor Polska is a subsidiary of Accor S.A.

By virtue of the Agreement, Orbis undertook to purchase, and Accor Polska undertook to sell 100% shares in the registered capital of Hekon. The acquisition of Hekon shares by Orbis is conditional upon obtaining, by Orbis, of the consent given by President of the Consumer and Competition Protection Office and a decision issued by the Minister of Internal Affairs and Administration (conditions precedent).

The price of Hekon shares defined in the Agreement amounts to PLN 404,168,107.92, which exceeds 10% of "Orbis" S.A. equity, therefore the said Agreement is deemed a "material agreement". The Agreement provides for a mechanism of partial settlement of the price in the amount of approx. PLN 110,000,000 with the use of cash in possession of Hekon and a price adjusting mechanism based on Hekon's financial results on the date of acquisition of shares by Orbis. The price will be paid in two installments, of which one being equal to 85% is payable on the date of acquisition of shares by Orbis and the second equal to 15% of the price will be payable not later than within 5 years from the date of acquisition of shares by Orbis. In respect to the first installment, the parties agreed that it will be converted into euro according to the mean rate of exchange published by the National Bank of Poland (NBP) on the date preceding the date of signing the Agreement, and the parties will split in half the financial effects resulting from the fluctuation of the euro/zloty exchange rate between the date of signing the Agreement and the transaction closing date. The second installment of the purchase price, after being converted into euro according to the mean rate of exchange published by the NBP on the date preceding the date of signing the Agreement, will bear interest rate until the date of payment according to the EURIBOR for 6-month deposits plus 1%. The accrued interest will be paid per annum on each anniversary of acquisition of the shares by Orbis.

Under the said Agreement, Accor Polska made the following covenants:

- not to take up any competitive activity within 8 years from the date of Orbis' acquisition of Hekon shares; in case of breach of this covenant, Accor Polska will be obligated to pay a contractual penalty to Orbis in the amount of 7.5% of net

revenues of each hotel which would conduct an activity in violation of the non-competition covenant;

- to enter into an agreement with Orbis, by virtue of which Orbis would take over the management of the Mercure Chopin hotel in Warsaw from January 1, 2004; in case of breach of this covenant, Accor Polska will be obligated to pay a contractual penalty to Orbis in the amount of 1.5% of the Hekon share purchase price;
- in case of opening by any of the companies belonging to the Accor Group, within 8 years from the date of acquisition of Hekon shares, of a hotel under any of Accor brands in Lithuania, Latvia, Estonia or the Kaliningrad district, to enter into an agreement with Orbis so that Orbis would manage such a hotel;
- in case of opening by Orbis, within 8 years from the date of acquisition of Hekon shares, of a hotel in Lithuania, Latvia, Estonia or the Kaliningrad district, to enter into an agreement under which Orbis would be permitted to manage such a hotel under one of Accor brands;
- to engage in negotiations with a view to enter into an agreement for sale to Orbis of shares in the company which is currently in charge of construction of the "Ibis Muranowska" hotel in Warsaw, after completion of the said construction process.

In addition, Orbis made certain covenants to Accor Polska under the said Agreement. Violation of some of such covenants would result in a duty to pay contractual penalties by Orbis. The value of such contractual penalties may not exceed 5% of the Hekon share purchase price plus an equivalent in Polish Zloty of euro 640,000. In case of breach of any of the covenants by Orbis, Accor Polska shall be entitled to seek indemnity in excess of the contractual penalty, is the value of damages actually incurred by Accor Polska exceed the amount of the contractual penalty.

In the Agreement, Accor S.A. guaranteed the payment by Accor Polska of all an any amounts lawfully adjudicated as payable by Accor Polska to Orbis under this Agreement.
/Current report no 13/2003/

10.6 As of June 25, 2003, Mr. David Netser resigned from his function as a member and Vice-Chairman of the Orbis S.A. Supervisory Board.
/Current report no 14/2003/

10.7 On June 26, 2003, the General Assembly of Orbis S.A. Shareholders was held. The General Assembly approved the following:

1. the Management Board's report on the activity of the Company for the period from January 1, 2002, up till December 31, 2002.,
2. The financial statements of the Company including:
   - balance sheet prepared as of December 31, 2002, showing the total assets and liabilities figure of PLN 1,377,401,709.69 (say: one billion three hundred seventy seven million four hundred and one thousand seven hundred and nine Polish Zloty and 69 Grosze);
   - profit and loss account for the period from January 1, 2002, up till December 31, 2002, showing a net profit of PLN 31,056,963.89 (say: thirty one million fifty six thousand and nine hundred sixty three Polish Zloty and 89 Grosze);

- comparative changes in equity, reported as of January 1, 2002, at PLN 1,175,150,211.28 (say: one billion one hundred seventy five million one hundred fifty thousand and two hundred and eleven Polish Zloty and 28 Grosze) and the balance as of December 31, 2002, amounting to PLN 1,170,395,623.94 (say: one billion one hundred seventy million three hundred ninety five thousand and six hundred and twenty three Polish Zloty and 94 Grosze);
- cash flow statement for the period from January 1, 2002, up till December 31, 2002, showing a change in the balance of cash and cash equivalents during the financial year by a net amount of PLN 54,217,471.86 (say: fifty four million two hundred seventeen thousand four hundred and seventy one Polish Zloty and 86 Grosze);

3. the apportionment of the net profit generated during the financial year ended December 31, 2002, amounting to PLN 31,056,963.89 (say: thirty one million fifty six thousand and nine hundred sixty three Polish Zloty and 89 Grosze) to:
   1. supplementary capital - in the amount of PLN 14,739,681.17
   2. reserve capital - in the amount of PLN 651,100.00
   3. dividend - in the amount of PLN 15,666,182.72

4. the posting of the past year's profits amounting to PLN 69,244,709.70 reported in the balance sheet prepared as of December 31, 2002, to:
   1) the supplementary capital, in the amount of PLN 4,568,599.14,
   2) the reserve capital, in the amount of 64,676,110.56, i.e. an equivalent of the titles to perpetual usufruct of land, granted to "Orbis" S.A. by virtue of administrative decisions and reported for this first time as the Company's assets, according to the value of the land as of the date of issue of the decision concerning granting the title to perpetual usufruct of the land, which constituted the basis for calculating the fee for perpetual usufruct.

as well as granted a vote of discharge to members of the Management Board and the Supervisory Board in respect of performance of their duties in the financial year ended December 31, 2002.

10.8 The General Assembly of Orbis S.A. Shareholders approved also the annual consolidated financial statements of the Orbis Group, prepared as of December 31, 2002, including:

1. consolidated balance sheet prepared as of December 31, 2002, showing the total assets and liabilities figure of PLN 1,463,156 thousand (say: one billion four hundred sixty three million one hundred and fifty six thousand Polish Zloty);
2. consolidated profit and loss account for the period from January 1, 2002, up till December 31, 2002, showing a net profit of PLN 34,583 thousand (say: thirty four million five hundred eighty three thousand Polish Zloty);
3. consolidated comparative changes in equity for the period beginning on January 1, 2002, until December 31, 2002, reporting a decrease of the equity by PLN 1,152 thousand (say: one million one hundred fifty two thousand);

4. consolidated cash flow statement for the period from January 1, 2002, up till December 31, 2002, showing a change in the balance of cash and cash equivalents during the financial year by a net amount of PLN 55,470 (say: fifty five million four hundred seventy thousand);

5. additional notes;

10.9 In connection with Mr. David Netser's resignation from his function of a Supervisory Board member, the General Assembly of Shareholders appointed Mr. Justin Chuter as a member of the Supervisory Board during its V term of office.

10.10 The General Assembly of Orbis S.A. Shareholders granted its consent for:

1. the transfer of the title to perpetual usufruct of a plot of land no. 22/24 k.m.39 with an area of 3422 m^2, Bogucice Zawodzie zone, located in Katowice at Rożdzieńskiego street, entered in the land and mortgage register KW 22609 kept by the District Court in Katowice, to the Town Office in Katowice, without recourse to the tender procedure.

2. the transfer of plots of land no. 167/1 and 180/5 with a total area of 815m^2 located in Cieszyn at Motelowa street, for which a land and mortgage register no. KW 51095 is kept by the District Court in Cieszyn, without recourse to tender procedure, for the benefit of Mr. W.Prax and Mrs. B. Biernot,

3. the transfer of the title to perpetual usufruct of a part of a real property consisting of land located in Zegrze Płd., at Rybaki street, Nieporęt Commune, and composed of plot no 125/3 having an area of 1,513 m^2 registered in the land and mortgage register no KW IV-31362 kept by the District Court in Legionowo, IV Land and Mortgage Registry Division, without recourse to tender procedure, to the General Directorate of Public Roads and Motorways in Warsaw, however, the sale price may not be lower than the market value appraised by a real property expert, plus an additional cost of fencing installed on plot no 125/3 in the form of a wire net installed on a concrete base between the geodetic points "F" – "e 1".

4. the transfer of the title to perpetual usufruct of a plot of land no. 23 with the total area of 21,555.00 m^2 and a and a title to buildings erected on that plot of land, located in Warsaw at 47 Łopuszańska street, in respect of which a land and mortgage register KW 212999 is kept by the District Court for the Capital City of Warsaw, VI Land and Mortgage Registry Division, without recourse to he tender procedure, to "ORBIS Transport Sp. zo.o.", for a price not lower than that determined by the real property expert.

5. the transfer of the title to perpetual usufruct of plots of land no 1/5, no 1/159, no 1/160, no 4/6, no 4/12 and no 4/13 having a total area of 28,992 m^2 and the ownership title to the „ORBIS" S.A. buildings situated on these plots, located in Poznań, at 5, Prusimska street, registered in the land and mortgage register no KW 167966, kept by the District Court in Poznań, Land and Mortgage Registry, by way of unlimited written tender organized in accordance with the Act on Administration of Real Property (published in the journal of laws "Dz.U." of

August 29, 1997, as further amended), for an amount not less than as determined by a real property expert.

10.11 Having been familiarized with the position of the Management Board and the Supervisory Board of the Company expressed in particular in the Resolution no 13 of the Company's Management Board dated June 10, 2003, and Resolution no 59/V/2003 of the Supervisory Board dated May 28, 2003, the Ordinary General Assembly of Orbis S.A. Shareholders decided to adopt the "Best Practices in Public Companies 2002" outlining the principles of corporate governance for joint-stock companies which issue shares or bonds with a priority warrant admitted to public trading, together with a commentary defining the manner of compliance by the Company and the General Assembly of Orbis S.A. Shareholders recommended that these principles be applied by the Company's governing bodies.

10.12 On August 5, 2003, the Supervisory Board of Orbis S.A. appointed Mr. Alain Billy as a member of the Management Board during its V term of office

10.13 On August 6, 2003, the Management Board of Orbis S.A. decided to put forward a motion to the General Assembly of Shareholders under § 29 section 1 point 9 of the Company's statutes to grant consent for multiple issues of unsecured bearer bonds denominated in Polish zloty of a total nominal value not exceeding the amount of PLN 250,000,000 (say: two hundred fifty million Polish zloty) under Article 9 point 3 of the Bonds' Act of June 29, 1995, i.e. by way of non-public issues.

10.14 On September 9, 2003, the international rating agency Fitch Ratings lowered the domestic long-term rating of Orbis S.A. to "BBB+(pol)" from "A-(pol)". The rating perspective is stable.

The change in rating stems from deteriorating operating results of Orbis S.A., including the occupancy rate, revenues per available room (RevPAR), decreasing EBITDA margin and worse cash flows resulting from the growing competition on the hotel market in Poland.
/Current report No. 24/2003/

10.15 An Extraordinary General Assembly of Shareholders of Orbis S.A. was held on September 11, 2003. The Assembly granted its consent for multiple issues of unsecured bearer bonds of a total nominal value not exceeding the amount of PLN 250,000,000 under Article 9 point 3 of the Bonds' Act of June 29, 1995, i.e. by way of non-public issues. The bonds will be denominated in Polish zloty.
/Current Report No. 25/2003/

10.16 On September 23, 2003, the Supervisory Board recalled a member of the Orbis S.A. Supervisory Board, Mr. Laurent Picheral.
/Current report No. 27/2003/

10.17 On October 8, 2003, the President of the Consumer and Competition Protection Office gave his consent for concentration consisting in take-over, by "Orbis" S.A., of control over Hekon - Hotele Ekonomiczne S.A. having its z corporate seat in Warsaw and over

a part of the business of Societe d Exploitation Hotek Polska Sp. z o.o. having its z corporate seat in Warsaw, thus fulfilling the condition precedent to the Agreement described in the current report no 13/2003 .

The content of the permit granted by the President of the Consumer and Competition Protection Office relating to the part of the business run by Societe d Exploitation Hotek Polska Sp. z o.o. having its z corporate seat in Warsaw, relates to take-over of management over the Mercure Chopin Hotel in Warsaw by Orbis S.A., as provided for in the Agreement.
/Current report No. 28/2003/

10.18 On October 31, 2003, acting upon request of Orbis S.A. as a future owner of 100% shares in Hekon S.A., Accor Poland Sp. z o.o. made changes in the Management Board and the Supervisory Board of the said company.
The recalled persons have been replaced by:

a) as Preseident of the Management Board – Mr. Yannick Rouvrais
b) as a member of the Management Board - Mr. Alain Billy
c) As members of the Supervisory Board:
    - Krzysztof Gerula
    - Andrzej Szułdrzyński
    - Andrzej Tabor
    - Bartłomiej Weroniczak-Ballod
    - Marta Kuniszyk

10.19 Implementing the Share Sale and Purchase Agreement entered into on June 24, 2003 (hereinafter referred to as the "Agreement"), on October 31, 2003, Orbis S.A. having its corporate address at 16, Bracka street, Warsaw, Poland, registered in the register of business operators kept by the District Court for the Capital City of Warsaw, XIX Economic Registry Division, under the number KRS 0000022622, (hereinafter referred to as "Orbis") acquired from the company Accor Polska Sp. z o.o. having its corporate address in Warsaw (hereinafter referred to as "Accor Polska") 100% shares in the company Hekon - Hotele Ekonomiczne S.A. having its corporate address in Warsaw (hereinafter referred to as "Hekon"), i.e. 300.000.000 registered shares having a nominal value of PLN 1 each

According to the Agreement, the price of Hekon shares amounts to PLN 404,168,107.92 PLN. On the acquisition day, Orbis paid the first installment equal to 85% of the price. Under the Agreement, the first installment was increased by an amount of PLN 6,368,837.28 payable within 10 business days from the acquisition date. This amount results from the settlement mechanism of the EURO/PLN exchange rate for the period from the date of executing the Agreement until the acquisition date, as provided for in the Agreement. The second installment equal to 15% of the price shall be paid not later than within 5 years from the date of acquisition of the shares by Orbis after its conversion into EURO according to the average rate of exchange quoted by the National Bank of Poland on the date preceding the date of executing the Agreement and shall bear interest until the date of payment according to EURIBOR for 6-month deposits plus 1%. The accrued interest shall be paid on a yearly basis on each anniversary of share

acquisition by Orbis. The value of Hekon shares in Orbis' accounting books shall be equal to the acquisition price.

Hekon shares constitute assets of major value according to § 2.1.45 of the Regulation issued by the Council of Ministers on October 16, 2001, concerning current and periodical information to be reported by securities' issuers (published in the official journal of the Republic of Poland "*Dz. U.*" No 139, item 1569, as amended), since they exceed 10% of Orbis' equity.

The sources of financing of the acquisition of Hekon shares include own funds and loan granted by a consortium of banks led by Credit Lyonnais. A part of the first installment has been settled by a non-cash set-off of mutual payments between Orbis and Accor Polska.

Acquisition of Hekon shares is tantamount to take-over by Orbis of control over hotels operated by Hekon – Orbis plans to continue their operations.

Acquisition of Hekon shares is a long-term capital investment for Orbis.

The shares acquired in Hekon entitle Orbis to 100% of votes at the General Assembly of Hekon Shareholders.

According to § 2.1.30 of the Regulation issued by the Council of Ministers on October 16, 2001, concerning current and periodical information to be reported by securities' issuers (official journal "*Dz. U.*" No 139, item 1569, as amended), Accor Polska and Orbis are affiliates since Accor Polska's controlling company has over 20% of votes at the General Assembly of Orbis Shareholders."
/Current report No. 30/2003 and 31/2003/

10.20 As part of settlement of the sale price for the shares in Hekon SA, the amount of PLN 109,620 thousand has been set-off against liabilities of Accor Poland S.A. against Hekon S.A., accompanied by a simultaneous issue by Orbis S.A. of bonds subscribed for by Hekon SA.

10.21 In connection with the announced intention to privatize PKSbus spółka z o.o. and an invitation extended to ORBIS Transport spółka z o.o. to take part in this privatization, ORBIS Transport (subsidiary of ORBIS S.A.), filed a "Declaration of Interest" and intends to take part in the tender with the intention to acquire a majority block of shares. Besides ORBIS Transport, PKSbus is a major carrier in international couch transportation.

10.22 On December 17, 2003, the General Assembly of Shareholders has been presented with letters containing the following information:

1) in a letter dated December 16, 2003, member of the Supervisory Board Mr. Justin Chuter resigned from his function as a member and Vice-Chairman of the "Orbis" S.A. Supervisory Board ,

2) in a letter dated December 17, 2003, member of the Supervisory Board Mr. David Vely resigned from his function as a member of the "Orbis" S.A. Supervisory Board.

Acting by virtue of Article 385 § 1 of the Code of Commercial Companies in conjunction with § 16 section 2 of the Company's Statute and § 2 section 3 of the Supervisory Board Rules, the Ezra ordinary General Assembly of Shareholders of Orbis S.A. appointed Mr. Claude Moscheni and Mr. Chrostopher Voutsinas as members of the Supervisory Board for the end of the Board's term of office .

Mr. Claude Moscheni has a rich experience in management of hotel chains at operational and strategic level. Since 1970, Mr. Moscheni's career has developed with the ACCOR Group, first as hotel director, and then as regional director (the United States, the Middle East), Managing Director of the Novotel brand network, Managing Director of the Mercure brand network, and Director for ACCOR Business & Leisure hotels. At present Mr. Moscheni performs the function of an advisor to the President of the ACCOR S.A. group . This function is not competitive towards the activity of the company ORBIS S.A.
Mr. Christopher Voutsinas is a Managing Director of Deutsche Bank in London, where he has been employed since January 2003. Mr. Voutsinas is the Head of the asset management team of the Deutsche Bank Real Estate Opportunities Group ("REOG") in charge of managing the portfolio of real estate assets. Mr. Voutsinas has been working in the real estate sector for 16 years.
Previously, Mr. Voutsinas was employed in Goldman Sachs Real Estate Principal Investment Area as Executive Director, Whitehall Funds, Archon Group Deutscheland, Cushman & Wakefield Financial Consulting Group as Managing Director – New York region in the United States and AT&T Global Real Estate.
Mr. Voutsinas managed assets and advised in transactions in the USA, Europe and Japan covering real estate worth US$ 5 bn.

10.23 On December 17, 2003, the Extraordinary General Assembly of Shareholders of Orbis S.A. granted its consent for establishment of joint mortgages to secure potential claim(s) on real property of three „Orbis" S.A. branches, up to the value accounting for 130% (one hundred and thirty percent) of the sum of EURO 48.7 million (forty eight million seven hundred thousand) .

The above-mentioned mortgages were established on the following real property: Sofitel Victoria Branch in Warsaw (land and mortgage register no 193711 and 193710), Novotel Okęcie – Airport Branch in Warsaw (land and mortgage register no 141983) and Novotel Centrum Branch in Poznań (land and mortgage register no 130976). The said mortgages were established for the purpose of providing a collateral security under credit facility agreement entered into with a consortium led by Credit Lyonnais S.A. The credit facility has been utilized to acquire shares in Hekon Hotele Ekonomiczne S.A.

10.24 On December 23, 2003, Accor acquired 999,900 shares in the company Orbis Spółka Akcyjna having its registered office in Warsaw (hereinafter, "Orbis"); the said shares being admitted to public trading and jointly constituting around 2.17% of the aggregate number of shares in the company's equity. Acquisition of shares took place by way of an off-session transaction carried out at the Warsaw Stock Exchange on December 22,

2003. Moreover, Accor informs that on December 24, 2003, it acquired another 1,875,000 shares in Orbis S.A. from the Poland's Treasury; the said shares being admitted to public trading and jointly constituting around 4.06% of the aggregate number of shares in the company's equity. Acquisition of shares took place by way of an off-session transaction carried out at the Warsaw Stock Exchange on December 23, 2003. At present, Accor holds in aggregate 16,394,151 shares in Orbis S.A. that jointly constitute 35.58% of its share capital and represent 16,394,151 votes at the General Assembly of Orbis Shareholders and 35.58% of the total number of votes at the said Assembly. Accor does not have the status of a controlling shareholder (*literally: a dominant entity*) under Article 4 paragraph 16 of the Act. Accor's subsidiaries do not hold shares in Orbis S.A.

Furthermore, on July 26, 2000, Accor, Globe Trade Centre S.A. having its registered office in Warsaw (hereinafter, "GTC") and FIC Globe LLC replaced by REIB International Holdings Limited with its registered office in London, Great Britain, (hereinafter, "REIB") executed a shareholders' agreement (hereinafter, the "Agreement"), which defines certain conditions of functioning of the Company's governing bodies, regulates certain aspects of activity conducted by the parties and provides for cooperation between the parties within the framework of taking actions aimed at, *inter alia*, (i) appointment of some members of the Supervisory Board, (ii) adoption of a unison voting policy at the General Assembly of the Company's Shareholders in respect of matters such as: strategy of business and development of the Company, alteration of its equity, introducing amendments to its Statutes, approval of the budget, disposal of significant real property as well as dividend payout policy (consisting in particularly in an annual distribution by way of dividend of at least 50% of the profit generated by the Company). Moreover, according to the Agreement, Accor S.A. is entitled to pre-emptive rights is respect of shares held by GTC and REIB, if any of those entities decided to dispose of a block of shares representing at least 2% of the Company's equity in one or in the course of numerous transactions (entered into within a time period not longer than 90 days). The Agreement imposes upon the parties the obligation to exercise utmost diligence, as economically viable, in order to perform all the provisions of this Agreement.
GTC currently holds 2,303,853 shares in Orbis S.A., which constitute 5.00% of its share capital and represent 2,303,853 of votes at the General Assembly of Orbis Shareholders, i.e. 5.00% of the total number of votes at the said General Assembly. REIB currently holds 4,778,190 shares in Orbis S.A., which constitute 10.37% of its share capital and represent 4,778,190 of votes at the General Assembly of Orbis Shareholders, i.e. 10.37% of the total number of votes at the said General Assembly."

11. Litigation pending in courts of law and public administration authorities

11.1 Amongst the pending court litigation, the case of the **„Hotel Europejski" in Warsaw** is of particular importance to the Company. The case concerns the reinstatement of the real property with the building of the Europejski Hotel situated thereon, at 13, Krakowskie Przedmieście street, land and mortgage register no KW 201926, to the company which owned this real property prior to September 1, 1939, i.e. the company „Hotel Europejski w Warszawie" S.A. On behalf of Orbis S.A. the case is defended by Spółka Prawnicza I & Z s.c. having its seat in Warsaw, at 28 Chocimska street in

cooperation with our Office. The following proceedings are currently pending in this case:

a) Litigation before the civil court initiated by Orbis S.A. against the President of the Capital City of Warsaw (formerly Head of the Warsaw County) to obligate the defendant, i.e. the State Treasury, to transfer, against consideration of PLN 26 276 875, the ownership of the land to Orbis S.A. The attorneys of Orbis S.A., in a pleading dated January 15, 2002 motioned that the company Hotel Europejski S.A. in Warsaw be summoned to participate in the litigation and that the State Treasury – Head of Warsaw County (presently President of the Capital City of Warsaw) be obligated to submit an agreement on giving the land for perpetual usufruct to the company Hotel Europejski S.A. to be attached to court files. In accordance with the District Court's instruction, a pleading was filed specifying in detail legal grounds for summoning HESA to participate in the case, along with copies of statement of claim and a copy of the pleading dated January 21, 2002. Attorneys of Orbis S.A., in a pleading dated February 19, 2003 upheld their hitherto position and moved that evidence from expert technical analyses be admitted and that the persons listed in the letter be summoned and heard. At a trial on June 11, 2003, the attorney of HESA filed a pleading notifying of secondary intervention on the defendant's part. The proceedings concerning transfer by the Supervisory Board of the title to the land to Orbis S.A. at a hearing on September 10, 2003, was suspended upon mutual request of the parties (Orbis S.A., State Treasury – president of the city of Warsaw and HESA) (Case file no IC 459/00). On behalf of Orbis S.A. the case is defended by Spółka Prawnicza I & Z s.c.. In a pleading dated December 1, 2003, HESA upheld the motion for rejection of the claim and requested for renewal of the suspended proceedings and to attach the case file no I C 1271/03 filed by Orbis S.A. (referred to under letter d) below) to the case files. In a letter dated December 22, 2003, attorneys representing Orbis S.A. informed the Court that in their opinion, the motion of a third party intervener seems premature.

b) On October 18, 2002, after Orbis S.A. had been advised of an entry in the land and mortgage register no. KW 201926 made on May 11, 2002 and concerning the disclosure of a bricked, four-storey building representing an object of ownership independent of the plot of land, with a total area of 21,125.9 m2, designed for service-rendering purposes (hotel) entered in the land and mortgage register KW upon request dated March 06, 2002, Orbis S.A. filed an appeal against the above mentioned entry to the District Court through the intermediation of the Circuit Court for Warsaw-Mokotów in Warsaw, X Land and Mortgage Registry Division. In connection with the receipt on November 14, 2002, by Orbis S.A. of a notification from the Circuit Court for Warsaw-Mokotów in Warsaw, X Land and Mortgage Registry Division about the aforementioned entry, on November 18, 2002 Orbis S.A. filed and paid for an appeal against the said entry no. KW 201926. By virtue of a ruling of February 11, 2003 the District Court rejected the appeal filed by Orbis S.A.. A complaint was filed against that decision challenging the ruling of the District Court of February 11, 3003 in its entirety and requesting that it be annulled and the matter be passed to the District Court for re-consideration. The attorney of HESA filed a motion that the aforementioned complaint be rejected. Next, attorneys of Orbis S.A., on May 20, 2003, lodged a pleading representing a response to the motion for the rejection of the complaint. By a decision dated September 24, 2003, the Supreme Court has rejected the Orbis S.A. complaint against a decision of the

District Court in Warsaw dated February 11, 2003. Orbis requested law office if I&Z to prepre and file complaint with the Constitutional Tribunal in connection with the said decision of the Supreme Court which rejected the appeal of Orbis S.A. and to represent Orbis S.A. before the Constitutional Tribunal.

c) On April 14 2003, Orbis S.A. was delivered a statement of claim sent by the District Court in Warsaw, Economic Court, XX Economic Division and filed by "Hotel Europejski w Warszawie Spółka Akcyjna" against Orbis S.A. concerning the handing over of real property, together with a request for exemption from court costs. The value of object at dispute was assessed in the statement of claim at PLN 90,000,000. The complainant company requests that Orbis S.A. be ordered to hand over to HESA the real estate located in Warsaw at 13 Krakowskie Przedmieście street, with an area of 5261 m^2 together with a building constructed thereon, with a total area of 21125 m^2 constituting a separate object of ownership of the complainant. Orbis S.A. does not plead defense and requests that the action be rejected in its entirety and that proceedings related to the case at issue be suspended. In a pleading dated June 13, 2003, HESA's attorney motioned that the defendant's application for the suspension of proceeding not be accepted. In a letter dated July 8, 2003, Orbis attorneys upheld the motion to suspend the proceedings on this case. The case is pending.

d) On July 17, 2003 Orbis S.A. filed a statement of claim with the District Court in Warsaw, I Civil Division against the State Treasury – the President of the Capital City in Warsaw and the company Hotel Europejski w Warszawie S.A. and motioned to declare the invalidity of an agreement dated September 13, 2001 concluded between defendants, concerning the establishment of a title to perpetual usufruct of Warsaw-based real property located at 13 Krakowskie Przedmieście street, entered in the Land and Mortgage Register under no. 201926 and that this action be secured by way of entering a warning in Section III of the Land and Mortgage Register informing of pending court proceedings to declare the invalidity of the said agreement. In the statement of claim, the value of the object of the dispute has been defined as equal to PLN 90,000,000 . In response to the claim HESA motioned for rejection of the claim in its entirety and ordering the refund of litigation costs to HESA by Orbis according to statutory prescriptions. By a decision dated November 7, 2003, the District Court secured the claim by making a warning entry in the section no II of the land and mortgage register 201926 concerning the pending court proceedings. The date of the hearing was fixed at March 18, 2004 (case file no I C 1271/03). In this case, Orbis S.A. is represented by the attorney-at-law Zbigniew Banaszczyk of the Law Office in Warsaw and counselor Ksawery Łukawski, attorney-at-law running a Law office in Magdalenka. The case is pending.

e) On December 23, 2003, Orbis has been served a claim for damages, delivered by the District Court in Warsaw, of "Hotel Europejski Spółka Akcyjna" against Orbis S.A. to adjudge the payment by Orbis S.A. to HESA of the amount of PLN 190,970,000.00 as remuneration for the use of the real property located in Warsaw, at Krakowskie Przedmieście street no 13, from August 1, 1993, till December 31, 2002, along with statutory interest from the date of filing the claim for damages until the date of payment. Orbis S.A. filed for rejection of the claim and suspension of the proceedings on this case until a final and binding resolution of the proceedings, case file no I C 1271/03 (referred to under letter d) above). In this case, Orbis S.A. is represented by the attorney-at-law Zbigniew Banaszczyk of the Law Office in

Warsaw and counselor Ksawery Łukawski, attorney-at-law running a Law office in Magdalenka.

11.2. Kasprowy Hotel in Zakopane.

a) The case was pending before the District Court in Nowy Targ initiated by Helena Leśniak and Bronisława Biernacik for a reinstatement of their title to parts of plots no 185/2 and 185/3, map section 75 (total area of around 2.5 hectare) located in Zakopane, at the spot named Polana Szymoszkowa. By a decision dated July 31, 1996, the head of the District Office in Nowy Targ refused to reinstate the title to part of the said plots. This decision was revoked by the Nowosądeckie Voivod on September 24, 1996, and passed for further examination. The complaint filed on October 29, 1996, on behalf of Orbis S.A. before the Supreme Administrative Court in Warsaw against the above mentioned decision of the Voivod has been rejected. The case was again reconsidered by administrative authorities of the first instance. On December 17, 2003, the County head in Zakopane decided to suspend, ex officio, the pending administrative proceedings until the final resolution of the case concerning the perpetual usufruct of the real property covered by the motion for return or abolition of the decision concerning acquisition of the title to perpetual usufruct. According to the letter of the County head in Zakopane to the Małopolski Voivod dated January 14, 2004, a complaint was filed against eh above-mentioned decision. The case files have been passed to the Supreme Administrative Court as a result of a complaint filed by Orbis S.A. against a decision of the President of Housing and Municipal Development Office dated April 26, 2001, that upheld in force, after another review of the case, the decision of January 26, 2001 concerning suspending the proceedings relating to declaration of invalidity of the decision of the Nowosądeckie Voivod dated August 11, 1994. On July 06, 2001 the President of the Housing and Municipal Office – in response to the complaint – moved that it be rejected. By virtue of a ruling dated April 17, 2003, the Supreme Administrative Court dismissed a complaint lodged by Orbis S.A. against the decision of the President of Housing and Municipal Development Office dated April 26, 2001 concerning the suspension of proceedings related to the establishment of invalidity of the enfranchisement decision

b) The case concerning termination of the title to the perpetual usufruct of the plot no 203/1 with an area of 30, 543 m^2 located in the spot named Polana Szymoszkowa granted to Orbis S.A. was again pending before the Nowosądeckie Voivod upon application filed by Czesława Ross and Maria Walczak. On September 30, 1997, the Supreme Administrative Court rejected the decision of the Nowoądeckie Voivod concerning the refusal to terminate the title to perpetual usufruct. On December 22, 2000, the Supreme Administrative Court, external unit in Kraków, annulled the decision of the Nowosądeckie Voivod dated December 29, 1999, and the decision of the Head of the District Office in Nowy Targ dated March 14, 1996 concerning refusal to terminate the perpetual usufruct title in possession of Orbis S.A. On August 22, 2002, having reviewed the appeal of Mrs. Czesława Ross and Maria Walczak against the decision of the head of the Tatry district dated March 5, 2002, concerning annulment of the administrative proceedings concerning termination of the title to the perpetual held by Orbis S.A., the Małopolskie Voivod upheld the decision that has been appealed against in full force and effect and terminated the proceedings.

A complaint against the aforementioned decision was filed with the Supreme Administrative Court. The date of the hearing has not been fixed.

11.3. Grand Hotel in Warsaw.

The case was initiated by Mrs. Barbara Łukasik and Mr. Wiesław Pióro to declare invalidity of the administrative decision no PB/3318/50/4802/50 issued by the National Council's Presiding Board of the City of Warsaw on June 12, 1950, that refused to grant to the former owners the right to temporary ownership of land constituting a real property in Warsaw (part of plots no 133/1 and 133/2 having an area of $558m^2$), located at 20, Hoża street, mortgage no 1651/2-A. The President of the Housing and Municipal Development Office passed a decision in this matter on August 8, 2001 that refused to declare the aforementioned decision invalid. The applicant, Mrs. Barbara Łukasik, requested a review of the case by the Office. In response, the President of the Housing and Municipal Development Office issued a decision dated October 26, 2001, whereby it upheld the former decision dated August 8, 2001. Mrs. Barbara Łukasik complained to the Supreme Administrative Court in Warsaw. In response to a complaint dated February 6, 2002, the President of the Housing and Municipal Development Office applied for its rejection. By a decision dated August 20, 2003, the Supreme Administrative Court rejected the case in favor of Orbis S.A. pleadings. The decision is final and enforceable.

11.4. Grand Hotel in Warsaw.

A case is pending concerning declaration of invalidity of the administrative decision dated April 11, 1950, issued by the President of the Capital City of Warsaw, that refused to grant to the former owners the right to reinstate the time limit to file a motion for temporary ownership of land constituting a real property in Warsaw located at 19, Wspólna street and a decision dated April 17, 1950 refusing to grant to the former owners the title to temporary ownership of the said real property. By a decision dated September 20, 2002, acting on a complaint filed by Joanna Ostrowska-Bazgier, the Supreme Administrative Court revoked the decision of the President of the Housing and Municipal Development Office dated August 21, 2000, concerning declaration of invalidity of the above-mentioned administrative decision.

11.5. Mercure-Unia Hotel in Lublin.

Regulatory proceedings initiated by the Catholic University in Lublin (KUL) and involving the participation of Orbis S.A. concerning reinstatement of the KUL as the owner of the real property having an area of 1623 m^2, located in Lublin at 1, Akademicka street and 14, Racławickie avenue, have been pending before the Property Commission in Warsaw since 1992. On July 20, 1998, KUL and Orbis S.A. executed a memorandum of understanding concerning conciliatory adjustment of the legal boundary of the real property separating plot no 2 that remains in the possession of KUL and the plot no 1/3 administered by the Orbis S.A. Branch - Mercure-Unia Hotel in Lublin. On October 5, 2001, the parties drafted a memorandum of understanding, by virtue of which KUL, within the framework of proceedings before the Property Committee, will waive its claims to part of the real property (1479 m^2), while Orbis S.A. by a deed executed before a Notary will waive its perpetual usufruct right to part of the real property (139 m^2). On November 20, 2001, the Municipal Office in Lublin by a decision no GGN.01.2.2.7430/366/2001 and GGN.01.2.2.7430/367/2001 approved the draft plan of division of the real property as requested by the parties while the Municipal

Office in Lublin, acting upon request of Orbis S.A., issued a decision no GGN.05.1.5./RWU-165/2002, dated February 25, 2002, whereby it gave consent for a gratuitous disposal to the State Treasury of the title to the perpetual usufruct of the real property located in Lublin, at Al.Racławickie 12, registered in the land register as plots no 3/3 with an area of 139 m^2, and 3/4 with an area of 19 m^2. At a trial on February 18, 2003, the attorney of KUL and Orbis S.A. motioned to make an agreement on terms agreed between the participants in the proceedings at issue and as provided for in a draft agreement sent to the Committee. At a meeting of the Property Commission on November 25, 2003, participants of the proceedings reached a composite agreement, whereby Orbis S.A. has gratuitously gave over to the State Treasury the title to the perpetual usufruct of the real property. Plot no 3/3 having an area of 139 square meters and plot no ¾, area of 19 square meters, registered in the land and mortgage register no 16628, which has been subsequently passed over by the State Treasury to the Catholic University in Lublin and the Company has gratuitously passed over to Orbis S.A. the plot no 2/1 with an area of 15 square meters and to the City of Lublin the plot no 2/2 having an area of 3 square meters. The Catholic University in Lublin declared that this agreement exhausts the claims of the Company as regards the real property having an area of 1623 square meters described under item 1 of the University's claim concerning initiation of regulatory proceedings dated January 12, 1990 and therefore the Catholic University in Lublin gave up all titles and claims as to the property registered in the land an mortgage register no 16628.

11.6 Vera Hotel in Warsaw.

The Branch filed an application dated May 14, 1999 with the Warsaw County Office for giving the land with an area of 7 square meters forming part of plot No. 11 section 2-02-03 for perpetual usufruct, under Article 37 section.2 point 6 of the Act of 21 August 1997 on Administration of Real property (Official Journal Dz.U. No.115, item.741 as subsequently amended) in order to improve the conditions for the development of real estate where the Vera Hotel building is situated. Such an application was necessary because the analysis of the line of the boundary of real property of which Orbis S.A is the perpetual usufructuary, conducted in 1997 proved that since the date of the construction of the Vera Hotel, i.e. since 1980, the said boundary line has been permanently violated in such a manner that the 7 square meters of the hotel building are situated in the boundary line of plot No.11 used as Bitwy Warszawskiej 1920 street. The proceedings are carried out by the Office of the Head of the Warsaw County, Real Estate Department, files No.GN/GSP/7224/U./C./O./387/99/GJ. Necessary documents have been assembled in files and the Warsaw County Office (presently, the President of the Capital City of Warsaw) is preparing the so-called record of arrangements preceding the execution of relevant notary's deeds. To date, the aforementioned record of arrangements indispensable for the signature of notary's deed has not been completed. The progress of the case remains unchanged.

11.7. Gdynia Hotel in Gdynia.

a) Upon application of Orbis S.A. Branch in Gdynia dated May 11, 1998, the proceedings concerning adjusting the boundaries of the real property used by the branch is pending before the self-government and state administration authorities on the grounds of Article 14 & 5 of the Act of August 21, 1997, on Real Property Administration. The correction of the boundaries relates to plot no 678/129 with an area

of 173m^2, plot no 728/150 and 729/150 having a total area of 493 m^2 (owned by the State Treasury), plots having an area of 617 m^2 (owned by the City of Gdynia). The proceedings concern the regulation of the boundaries between the Roman Catholic Parish and the hotel due to transgression of the boundary of the hotel property, having the total area of 679 m^2. The case is pending.

b) On January 10, 2002 the Branch filed an application with the Self-Governing Board of Appeals against the President of the City of Gdynia for declaring grounded the updated annual fee for the perpetual usufruct of land in an amount different from that specified in the notice of termination dated December 13, 2001, files: MGS-BT-7013-1/73/78-2001/A-4. The new fee amount has been established at PLN 777 165,12. The case is pending.

11.8. Sofitel Victoria in Warsaw

On July 9, 2002 Orbis S.A. was informed by the Housing and Municipal Development Office that upon application of Edward Raczyński, replaced by his legal successors, Mrs. Catherine Raczyńska, Mrs. Wanda Dembińska and Mrs. Wiridianna Rey, proceedings are pending in a case concerning determining the invalidity of the decision issued by the Ministry of Municipal Economy no MT/167/62 dated May 15, 1962, upholding the validity of the administrative decision issued by the Presiding Board of the National Council in the city of Warsaw, no GT.III-II-6/K/293/61 dated December 20, 1961, whereupon the right to temporary title to the land located in Warsaw at 5, Krakowskie Przedmieście street, registered in the land and mortgage register under the no 410, has been refused and whereupon all the buildings located at the said land became the property of the State Treasury. The President of the Housing and Municipal Development Office refused, by virtue of the decision dated February 24, 2003, to declare the invalidity of the aforementioned administrative decision dated December 12, 1961 and the decision dated May 15, 1962. On March 19, 2003, the attorney of Mrs. Raczyńska, Mrs. Demblińska and Mrs. Rey filed a motion to re-consider the case related to the case resolved by virtue of the decision dated February 24, 2003 and motioned that the challenged decision be annulled in its entirety and that the aforementioned decisions of May 15, 1962 and of December 20, 1962 be declared invalid. By virtue of the decision dated April 24, 2003, the President of the Housing and Municipal Development Office upheld the aforementioned decision dated February 24, 2003. In response to the complaint dated June 30, 2003, the President of the Housing and Municipal Development Office motioned that it be dismissed. The case is pending.

11.9. Hotel Novotel Centrum in Warsaw.

a) Litigation has been initiated upon application of Mr. Andrzej Jacek Blikle and Mrs. Helena Maria Helmerson-Andrzejewska to declare the invalidity of an administrative decision that refused to grant to the former owners the right to temporary ownership of land constituting a real property in Warsaw, at 29 Al. Jerozolimskie avenue (presently numbered 35), part of plot no 3 having an area of 1,130 m^2, mortgage no 5021.

By virtue of a decision dated May 16, 2002, the President of the Housing and Municipal Development Office declared invalidity of the administrative decision of the Presiding Board of the National Council in the city of Warsaw no ST/TN-

15/J/20/55 dated June 24, 1955. Orbis S.A. applied to the President of the Housing and Municipal Development Office to again review the case terminated by the said decision of May 16, 2002.

By virtue of the decision of March 31, 2003, the President of the Housing and Municipal Development Office upheld in force the aforementioned decision. On April 30, 2003 attorneys of Orbis S.A. filed a complaint with the Supreme Administrative Court against the decision issued by the President of the Housing and Municipal Development Office on March 31, 2003 and motioned that the challenged decision as well as the decision dated May 16, 2002 upheld by virtue of the said decision be annulled as well as motioned that the execution of challenged decisions be suspended. By a decision dated July 29, 2003, the Supreme Administrative Court decided to suspend the execution of the challenged decision of the President of the Housing and Municipal Development Office dated March 31, 2003.

b) On September 28, 2001, the Supreme Administrative Court dismissed the complaint filed by Orbis S.A. against the decision of the President of the Housing and Municipal Development Office (no: P.5.3-WP-2/2000) dated December 29, 2000, which upheld a former decision issued by the President of the said Office on March 7, 2000 (no: PO.5.3.-R-29/99). In its complaint, Orbis S.A. pleaded for the declaration of invalidity of an administrative decision made by the Presiding Body of the National Council for the Capital City of Warsaw on November 6, 1951. By virtue of the said decision, which was based on the so-called "Warsaw Decree" dated October 26, 1945, the former owners have been disowned from their right to temporary ownership (according to the present legal status it is referred to as a "perpetual hold" over real property) to the real property located in Warsaw, at 26, Nowogrodzka street, part of plot no 3 having an area of 1,103 m^2 and it was stated that all the buildings located on the aforementioned plot of land became the property of the State Treasury.

The case relates to the part of land on which the Novotel Centrum Hotel in Warsaw is located. According to decision no 447/91 issued by the Warsaw Voivod on September 23, 1991, (no: G.2.1.8224a/429/91/HŚ), ORBIS S.A. acquired the right of perpetual hold over developed land owned by the State Treasury, located in Warsaw, at 24/26, Nowogrodzka street and having an area of 7295 square meters, as well as the right of ownership of the hotel building located thereon. The said land is registered in the land and mortgage register no KW 72550, according to which Orbis S.A. is the perpetual holder of the land as well as the owner of this building.

Administrative proceedings were held in the Head Office of the Warsaw County Office on March 12, 2002, concerning hearing of the application filed by Jan and Tadeusz Sławińscy on September 14, 1948, concerning awarding the title to temporal ownership of the real property located at 26, Nowogrodzka street, mortgage no 1599 G. By virtue of an administrative decision dated December 4, President of the Capital City of Warsaw refused to establish the title to the perpetual usufruct of the said real property. As follows from the letter from the Office of the Capital City of Warsaw, Real property Management Division to the Voivodship Office of Mazowieckie Voivodship in Warsaw, Division of State Treasury and Ownership Transformations dated January 01, 2003 sent to Orbis S.A., Mrs Elżbieta Sławińska, Mrs. Teresa Szydłowksa and Mr. Roman Sławiński, Mrs. Joanna Kubiaczyk-Grodzka and proxy of Mr. Jerzy Sławiński and Maria Podkulińska – successors of former owners – filed appeals against the aforementioned decision issued by the president of the Capital

City of Warsaw dated December 4, 2002. By a decision dated July 28, 2003, the Mazowieckie Voivod upheld the challenged decision. Complaint against the said decision has been filed with the Supreme Administrative Court. The case is pending.

11.10 Mercure Hevelius Hotel in Gdańsk

On November 14, 2001 proceedings under supervisory procedure were initiated on the motion of Mr. Aleksander Patalas concerning the declaration of invalidity of the decision of the Presiding Board of the National Council of the Office for Internal Affairs in Gdańsk, dated April 23, 1970, no WSW.III.6/60/9/70. rectified by the ruling of the Gdańsk Voivod dated May 15, 1981, no GT.C/8221/26/81 concerning the expropriation, for the benefit of the State Treasury, of real estate located in Gdańsk at Heweliusza street, owned by Mr. Franciszek Zieliński. By virtue of decision of January 28, 2003, the President of the Housing and Municipal Development Office suspended ex officio proceedings related to the consideration of the application filed by Mr. Patalas for the declaration of invalidity of the aforementioned decision until court rulings on the acquisition of inheritance of Mrs. Renata Zielińska and Mr. Lothar Zieliński have been submitted. No further information available.

11.11Sofitel in Kraków (liquidated Branch).

By a decision dated May 25, 2001, the President of the Housing and Municipal Development Office upheld in force the appealed-against decision of the President of the Housing and Municipal Development Office dated July 1, 2000, refusing to declare the invalidity of the decision of the National Council's Presiding Board of the City of Kraków dated March 14, 1973, to the extent relating to expropriation of the real property located in Kraków, at Konopnickiej street, I. wh 162, registered in the land register as plots I. kat. 67, I. kat. 68, I. kat. 69, I. kat. 70, I. kat. 71, I kat. 106/1, I. kat. 107/1 and I. kat. 105/1 as well as real property registered in the Land and Mortgage Register no KW 473 Ludwinów, designated as I. kat. 143, I. kat. 73, I. kat. 41 and I. kat. 72. In response dated August 29, 2001, to the complaint filed before the Supreme Administrative Court by Mrs. Teresa Dedio and other successors against decision dated May 25, 2001, the President of the Housing and Municipal Development Office applied for the rejection of the complaint. On June 17, 2003, the Supreme Administrative Court passed a ruling annulling the appealed-against decision and the preceding decision issued by the President of the Housing and Municipal Development Office dated July 01, 2000.

11.12Novotel Okęcie Airport in Warsaw

On April 22, 2003, the Branch filed a claim with the District Court for the Capital City of Warsaw, IV Civil Division, against Małgorzata Bańkowska to release a part of the real property of the Hotel constituting a plot of land having an area of 90 m^2 which is in possession of the defendant without a legal title. A hearing was held on September 29, 2003, and, subsequently on December 22, 2003. The proceedings have been suspended on the defendant's motion until her application for the prescription of real estate is examined. The application for prescription has been addressed to the state Treasury as the real estate owner.

11.13 Giewont Hotel in Zakopane.

The enfranchisement proceedings before the Małopolskie Voivod have been suspended because in November 2002 Mr. Adam Fedyk applied for the return of the real estate concerned (the letter pertaining to that matter has been forwarded to the Administrative and Economic Director in the Management Board's Office by the lawyer rendering services for the Branch), on June 28, 2003 The Małopolskie Voivodship Office in Cracow resumed the suspended proceedings. The Branch has found that the Małopolskie Voivodship Office is awaiting the position of the County Office on the issue related to the filing of another application for the return of the real estate. A reminder was addressed to the County Office concerning the vindicatory proceedings conducted by Mr. A. Fedyk.

11.14 Litigation concerning the real estate at 11 Pijarska street in Cracow:

a) On January 21, 2003 the attorney of Mrs. Stanisława Marczak, Paweł Arkadiusz Marczak, Arkadiusz Marczak and Adam Marczak filed a claim against the State Treasury represented by the Małopolskie Voivod and Orbis S.A. for the adjustment of the legal status of the real estate located at 11 Pijarska street in Cracow, land and mortgage register KW 8615, comprised of the plot No. 15 section 1 with an area of 315,60 square meters in such a manner that in Section II of the land and mortgage register in lieu of State Treasury – under management of the State Enterprise Orbis Hotels: Cracovia-Holiday Inn –Forum - Francuski and Wanda in Cracow- the following persons be entered as co-owners S. Marczak owner of 3/16^{ths}, P.A. Marczak owner of 1/16^{ths}, G. Marczak owner of 1/16^{ths}, A. Marczak owner of 1/16^{ths}, thereby diminishing the share held by the State Treasury to 10/16^{ths}. By virtue of its decision dated June 30, 2003, the District Court secured the claim by entering a note on pending litigation in the land and mortgage register KW No. 8615;

b) On October 13, 2003, Orbis S.A. was summoned to appear before the Circuit Court in Crocow, I Civil Division on November 26, 2003 at a hearing, in the capacity of a party in the litigation initiated by Mr. Stanisław Marczak and others against Orbis S.A. for the payment, for the benefit of the plaintiff, of an amount of PLN 550.800,00 along with statutory interest from the date of the claim as a fee for non-contractual use of the real estate located in Cracow at 11 Pijarska street, with a three-story tenement house developed thereon, with floor area of 480 square meters, in the period from September 20, 1994 until it is released (the Court has attached the claim pertaining to that issue to the aforementioned summons issued by the Court). The hearing has been adjourned until February 11, 2004. On December 01, 2003, the real estate was transferred back to its owners. It has been arranged that a subsequent meeting will be held on January 05, 2004 in order to settle mutual claims.

11.15 By virtue of decisions dated May 05, 2003, the President of the City of Poznań, having examined the application of Mrs. Wanda Rusiecki and Mr. Krzysztof Pawłowski filed by the agency of Mr. Jędrzej Pawłowski on December 12, 2002 and, having examined the application of Mr. Jędrzej Pawłowski filed by the agency of attorney Żanna Demska on January 06, 2003, concerning the resumption of administrative proceedings that ended with the issue of a decision No. 242/2001 dated March 12, 2001 on conditions for building and land development of real estate located in

Poznań, at the junction of Roosevelt and Słowackiego streets (plots Nos. 38/2, 39/2 , 41/3, 42/3, 43/4) for an investment project comprising the construction of an office-service building, refused to repeal its own decision dated March 12, 2001 on conditions for building and land development. As it follows from the letter dated June 09, 2003 from the Office of the City of Poznań, Department of Town Planning and Architecture to the Self-Governing Board of Appeals in Poznań, the decision dated May 05, 2003 on refusal to repeal the decision dated March 12, 2001 has been appealed against. By virtue of the decision dated November 24, 2003, the president of the City of Poznań decided, having re-examined the application, to resume the administrative proceedings concerning the establishment of conditions for land development.

11.16 Litigation concerning a real estate located in **Wilanów at 27 St. Kostki Potockiego street (Wilanów restaurant)** carried out by successors of a former owner, Adam Branicki that ended with a ruling of the Supreme administrative Court in Warsaw dated June 09, 2003 (files: IV S.A. 3462/01) repealing the decision of the government administration bodies of the first and second instance. According to the Branch, no mention of this litigation was included in the former reports as it does not concern real estate to which Orbis S.A. holds an established title of ownership or perpetual usufruct. The progress of the litigation remains unchanged.

11.17 „Cracovia" Hotel in Cracow. On January 12, 2004 Orbis S.A. has been summoned to participate in the litigation in the capacity of a defendant under Article 194 § 1 of the Code of Civil proceedings and to file a response to the claim filed in the litigation initiated by the Norbetanki Nunnery in Cracow against the Municipality of the City of Cracow, the State Treasury – the president of the City of Cracow and the Minister of Finance (files I C 1005/01). In a pleading of the plaintiff's attorney dated December 22, the plaintiff applied, among others, for establishing that the Norbetanki Nunnery in Cracow is the owner on the real estate with an area of 0.5822 ha, comprising of a part of plot of land 180/04 (land and mortgage register KW 212704), located in Cracow and for obligating the defendant State Treasury to acquire the ownership of the aforementioned real estate against compensation amounting to PLN 5,561,290.00. The date of the hearing has been set for January 29, 2004. On behalf of Orbis S.A. this case is handled by Kubas, Kos – Adwokaci Sp. p. law office in Cracow.

11.18 Moreover, the following proceedings are currently pending before the Self-Government Appellate Boards in respect of updating the annual fees payable for the perpetual use of land belonging to the State Treasury and located in:

- in Poznań - Novotel Centrum Poznań Hotel,
- in Gdynia - Gdynia Hotel,
- in Gdańsk - Marina Novotel Gdańsk Hotel,
  - Posejdon Gdańsk Hotel,
  - Novotel Centrum Gdańsk Hotel,
- in Warsaw - Management Board's Office, at 16, Bracka street.
  - Sofitel Victoria

11.19 Action brought against Orbis S.A. by the Association of Polish Film Makers for the payment of remuneration

Since the year 2001 a case has been pending before the District Economic Court in Warsaw against Orbis S.A., initiated by the Association of Polish Film Makers for the payment of remuneration for the use by Orbis S.A. between – as a result of changes in the action introduced on January 17, 2003 - July 1, 2000, and October 1, 2001, of audiovisual works of art on the exploitation field "public reproducing". The change in the action consisted in the identification, by the plaintiff, of a different time period for which remuneration is sought, in the decrease of the rate used to calculate the amount of remuneration and, as regards the claim for interest, the change related to the identification that the plaintiff requests interest for a period running from the date of changed action until the date of payment. The value of the dispute amounts to PLN 304,600.
Orbis S.A motioned the District Court in Warsaw, Economic Court, XX Economic Division to dismiss the action in its entirety and to adjudge that the defendant reimburse the plaintiff for the costs of proceedings. On July 10, 2003, the District Court in Warsaw dismissed the action initiated by the Association of Polish Filmmakers and adjudged the amount of PLN 6,000 from the plaintiff for Orbis S.A. as reimbursement of costs of representation in proceedings of the law. The defendant appealed.

11.20 Action brought against Orbis S.A. by Prenad International AB and Prenad Sp. z o.o.

Action is pending before the International Centre for Arbitration in Vienna initiated by Prenad International AB, a company coming under Swedish law and Prenad Sp. z o.o., a company coming under the Polish law, against Orbis S.A. for the payment of remuneration. Plaintiffs altered their claims and, presently, they request the amount of SEK 12,262,706 (equivalent to PLN 5,964,580 according to the rate of echange as at June 30, 2003) and PLN 1,391,255 for works related to the modernization of the air-conditioning system at the Novotel Centrum Hotel in Warsaw. On November 18, 2003 a hearing was held in Vienna. The award would probably be given at the turn of February and March 2004.

12. The following exchange rates were applied for the purpose of conversion of „Selected Financial Data" in the balance sheet into EURO:

1) Balance sheet figures - the average rate of exchange quoted by the National Bank of Poland on December 31, 2003 1 EUR = PLN 4.7170
2) Profit and loss account figures - the average arithmetical exchange rate calculated on the basis of the exchange rate as at the last day of the month of the given reporting period, i.e. – 1 EUR = PLN 4.3618
3) Balance sheet figures - the average rate of exchange quoted by the National Bank of Poland on December 31, 2002 1 EUR = PLN 4. 0202
4) Profit and loss account figures - the average arithmetical exchange rate calculated on the basis of the exchange rate as at the last day of the month of the given reporting period, i.e. – 1 EUR = PLN 3,8697

Signature of the person representing the Company

Andrzej Szułdrzyński
Vice-President of the Management Board

Signature of the person in charge of the Company's accounts

Lidia Mieleszko
Authorized Executive, Main Accountant

Warsaw, February 12, 2004.
Prepared by: Grażyna Kozłowska

Current report 2/2004

The Management Board of "Orbis" S.A. hereby informs that in accordance with the agreement for the sale and purchase of shares in the company Hekon Hotele Ekonomiczne S.A. dated June 24, 2003, executed by ACCOR S.A. and "Orbis" S.A. (current report no 13/2003), pursuant to the arrangements contained in Schedule no 12 to the Agreement, the calculation of the surplus of cash and working capital in order to determine the adjustment amount pertaining to the period from January 1, 2003 up till October 31, 2003 (date of share acquisition). The report of an independent auditor determined the adjustment amount at PLN 24,221,412. This amount will be settled with ACCOR S.A. in two equal installments, first payable by the end of 2004, second by the end of 2005.

Current report 3/2004

The Management Board "Orbis" S.A. hereby informs that the company Hekon Hotele Ekonomiczne S.A. generated the following operating and financial results in 2003:

- average occupancy: 50.76%
- average daily rate per one room/night in Polish Zloty: PLN 237.83
- REVPAR coefficient totals: PLN 120.73
- net sales revenues: PLN 85.1
- EBITDA: PLN 26.9 million
- Net profit: PLN 12.5 million